









General Maritime Corporation

ANNUAL REPORT 2002



General Maritime Corporation is a leading provider of international seaborne crude oil transportation services. The Company principally operates within the Atlantic Basin and also serves many other regions in the world, which include West Africa, the North Sea, Mediterranean, Black Sea and the Far East. At the end of 2002, General Maritime Corporation owned and operated 28 tankers consisting of 23 Aframaxes and 5 Suezmaxes.

In January 2003, the Company entered into an agreement to acquire 19 tankers from Metrostar Management Corporation of Greece.

Following the acquisition of these 19 tankers, General Maritime Corporation will be the second largest mid-sized tanker owner in the world, owning and operating a fleet of 46 tankers, consisting of 27 Aframaxes and 19 Suezmaxes, with a carrying capacity of approximately 5.6 million deadweight tons.

General Maritime's Strengths:

—Flexible, homogeneous fleet of modern, high-quality tankers

—Excellent reputation for quality operations and superior customer service

—Experienced management team committed to creating shareholder value

—Integrated structure combining technical and commercial operations

—Active consolidator of the Aframax and Suezmax markets

FINANCIAL HIGHLIGHTS

	(dollars in thousands)				
	2002	2001	2000	1999	1998
Net voyage revenue*	$145,567	$165,029	$108,016	$54,734	$51,784
Direct vessel expenses	55,241	42,140	23,857	19,269	15,684
General and administrative expenses	12,026	9,550	4,792	3,868	2,828
Depreciation and amortization	60,431	42,820	24,808	19,810	16,493
Other operating expenses	—	—	5,272	—	—
Write down of vessels	13,100	—	—	—	—
Operating income	4,769	70,519	49,287	11,787	16,779
Other expenses	—	3,006	—	—	—
Net interest expense	14,511	16,292	19,005	16,525	14,654
Net income (loss)	(9,742)	51,221	30,282	(4,738)	2,125
Earnings per share					
Basic	$ (0.26)	$ 1.74	$ 1.60	$ (0.33)	$ 0.21
Fully diluted	(0.26)	1.74	1.60	(0.33)	0.21
Net cash provided by operating activities	43,638	83,442	47,720	12,531	15,665
Adjusted EBITDA*	78,353	113,339	79,367	31,597	33,272
Weighted average number of vessels*	28.9	21.0	12.6	10.3	8.3
Fleet utilization*	95.0%	96.2%	97.3%	95.9%	100.0%

*See Management's Discussion and Analysis of Financial Condition and Results of Operation for definition.

Managing in Diverse Rate Environments

Consistent with our strategy to manage the Company effectively in diverse rate environments, we continued to make appropriate strategic decisions during the year. Among these was our decision to move forward our drydocking schedule. As weakness persisted in the tanker markets, we accelerated our drydocking program, concentrating the majority of maintenance in the first half of the year. Our decision to do this was driven by the goal of increasing the supply of vessels available for charter later in the year, in anticipation of a market recovery. With the majority of our vessels trading on the spot market, our accelerated drydocking initiative optimally positioned us to take advantage of the stronger rate environment that developed in the fourth quarter of 2002.

Solidifying our Industry Leadership

At General Maritime, our consolidation strategy is rooted in the vision of bringing this Company forward as a leader. During 2002, we maintained our commitment to further strengthening our infrastructure and continuing our approach to strategic decision-making. Early in 2003, our sustained focus enabled us to capitalize on a unique opportunity. In January, we finalized an agreement to acquire 19 modern tankers from Metrostar Management Corporation. This transaction simply would not have been possible without our team's diligence and perseverance and the Company's proven ability to acquire and integrate vessels into our existing fleet.

Unlike many transactions we evaluated during 2002, the acquisition of these 19 tankers fully satisfied our rigorous criteria. In addition to adding enduring value to the fleet, our Company and its shareholders, the acquisition will be accretive to earnings and generate positive cash flow as well as provide us many other advantages. First, this transaction will make General Maritime the second largest mid-sized tanker company in the world, solidifying our leadership in the Aframax and Suezmax markets. Second, it reduces the average age of our fleet. On a combined basis as of year end, the Company's new fleet will be composed of 47 tankers, 28 Aframaxes and 19 Suezmaxes, with an average age of approximately 11 years. Third, this transaction is expected to bring down our daily per vessel overhead costs through economies of scale. Finally, our enlarged fleet will enable us to further diversify our operations into areas of global expansion. This expansion is an important strategic aim of our Company.

Outlook for 2003

With a significantly larger fleet and our well established operational and financial strengths, General Maritime is well positioned to realize the benefits of our strategy and efforts. In 2003, we will continue to build on our strong infrastructure and pursue our long-term strategy of creating value and growth. We will manage this Company the way we always have, with the goal of long-term profitability driving our efforts. During the upcoming year, we will be focused on the following priorities:

—Seamlessly integrating the 19 tankers we have acquired into our fleet
—Complementing our spot focus by increasing the number of tankers engaged in profitable time charters
—Maintaining our commitment to cost containment
—Preserving the financial strength of the Company

While accomplishing these objectives, we will continue to operate our fleet safely and to maintain our uncompromising professional and operational standards. We will also explore additional growth opportunities as they arise, evaluating them to serve the best interests of General Maritime and its shareholders.

In Appreciation of General Maritime's Greatest Asset

At the heart of this Company lies our unwavering commitment to quality. This commitment is reflected every day at General Maritime in the way our staff and crews conduct their business. I would like to express my appreciation for their dedicated efforts to advance this Company to one which consistently adheres to the highest safety, environmental and operational standards. This dedication allows General Maritime to enjoy an excellent reputation as a leading tanker operator.

I look forward to 2003 with confidence in our management team and staff. I would like to thank our shareholders and other supporters and look forward to sharing our future achievements with you.



Peter C. Georgiopoulos
Chairman, President and Chief Executive Officer

Letter from the Chairman

Oil remains a critical energy source and General Maritime fulfills a vital role in satisfying the global demand for energy by transporting millions of barrels of oil worldwide. Through General Maritime's commitment to quality, we continue to address this global need for oil while posting a stellar safety and environmental record. Our reputation for excellence has enabled us to form strong relationships with major oil companies as we aim to be the first choice for oil transportation services. During the past year, General Maritime Corporation positioned the Company to become the second largest mid-sized tanker operator in the world, with 46 tankers and a carrying capacity of more than 5.6 million deadweight tons. In expanding our leadership as a world class tanker company, we intend to continue to focus on General Maritime's strengths: operating our modern fleet according to the highest standards and making sound decisions that position the Company for long-term growth and profitability.

During 2002, General Maritime and the tanker industry were confronted by numerous challenges, ranging from the predominantly weak spot rate environment to the Venezuelan crisis and the unfortunate sinking of the *m.t. Prestige*. Despite these industry challenges, we continued to successfully operate the Company during the year, which was a direct result of our solid financial and operational foundation. During 2002, we built upon our flexible balance sheet and drew upon our experienced management team, to bring the Company forward under difficult conditions. 2002 was truly a year that confirmed our unwavering commitment to effectively operate the Company in both good and bad times.

Throughout the year, we also remained committed to our goal of consolidating the mid-sized tanker market and enhancing General Maritime's leadership position. To this end, we thoroughly evaluated a wide range of potential transactions and acquisitions, but refused to settle for anything less than one that would serve the absolute best interests of General Maritime and its shareholders. The lack of suitable acquisition candidates during the year did not deter us from our objective of solidifying the Company's leadership position. We maintained a diligent and disciplined approach to find the right growth opportunity that would fulfill all of our stringent requirements. Ultimately, our patience was rewarded. In the first quarter of 2003, we entered into an agreement to acquire 19 modern tankers from Metrostar Management Corporation. As a result of these acquisitions, General Maritime will become the second largest mid-sized tanker owner in the world.

Effectively Managing our Balance Sheet

General Maritime has always prided itself on having a strong and flexible capital structure, two pillars of our approach to long-term growth. In 2002, we continued to strengthen the Company's capital structure and enhance its financial flexibility. During 2002, this focus took on even greater significance. Our diligence in effectively managing our balance sheet enabled us to operate successfully under the challenging market conditions that prevailed for most of the year. It also preserved our ability to take advantage of an opportunity to further consolidate the mid-sized tanker industry. Our recent acquisition of 19 tankers is an excellent example of the benefit of our approach.

As a matter of course, we keep a sharp eye on our financial leverage. In the absence of acquisitions that will create value and generate positive cash flow, we remained disciplined in paying down General Maritime's debt and de-lever. At the end of 2002, our net debt-to-capitalization ratio of 37% was among the lowest in the industry.

Maintaining a Focus on Cost Controls

Controlling costs is another critical aspect of the way we manage General Maritime for long-term success. Throughout 2002, we continued to maintain an intense focus on controlling our costs. We are pleased that we were able to accomplish this very important objective while maintaining our superior environmental and safety standards.

Several factors contributed to our ability to contain costs. Our efficient operations are supported by a fully integrated commercial and technical infrastructure. In addition, our homogeneous fleet of Aframax and Suezmax tankers allows us to enjoy significant economies of scale in such areas as the purchasing of stores and the procurement of goods and services. These measures improve our ability to contain direct vessel operating expenses, and have the added benefits of enhancing both our commercial relationships and the utilization of our fleet.



"During 2002, we maintained a diligent and disciplined approach to find the right growth opportunity that would fulfill all of our stringent requirements.

Ultimately, our patience was rewarded.

In the first quarter of 2003, we entered into an agreement to acquire 19 modern tankers from Metrostar Management Corporation.

As a result of these acquisitions, General Maritime will become the second largest mid-sized tanker owner in the world."

Peter C. Georgiopoulos,

Chairman, President and Chief Executive Officer



GENERAL MARITIME ------------------------------

OUR TANKER ROUTES







"In a year when quality issues were at the forefront of this industry, we were secure in the knowledge that from its earliest days, General Maritime has held quality and safety paramount."

Letter from John P. Tavlarios

2002 was another year of operational excellence for General Maritime in which we continued to focus on quality and safety. General Maritime's crews, officers and operational staff have all played an essential role in this regard. Their steadfast commitment to operating the Company according to the highest principles is reflected in our sterling safety and environmental records.

In a year when quality issues were at the forefront of this industry, we were secure in the knowledge that from its earliest days, General Maritime has held quality and safety paramount. Our integrated technical and commercial structure has been critical in this respect, providing us complete control over our fleet's operations, and allowing us to promote across-the-board regulatory compliance.

Reflecting our emphasis on quality operations, a major milestone in 2002 was obtaining ISO 9002 certification. We made it a priority to fully implement the systems and controls necessary to achieve this important designation. This accomplishment is a testament to General Maritime's commitment to improving safety and quality at each and every step of our operations.

During the year, we also focused on preserving the high quality nature of our fleet. We worked hard to ensure that each of our tankers was well maintained and our ongoing drydocking program is part of this effort. During 2002, we moved our drydocking schedule forward and completed all of the planned drydocking during the first three quarters. Our decision to accelerate the dry-docking timetable was driven by the goal of positioning our tankers to better capture the financial benefits of a future rise in rates.

In 2003, we will continue to focus our operations on maintaining a quality fleet and delivering superior customer service. Consistent with our consolidation approach, we are also excited to be significantly expanding our fleet. During March and April 2003, we will integrate 19 modern tankers into the General Maritime fleet. Our expertise in operating mid-sized tankers and our proven ability to expand our fleet will enable us to seamlessly complete this integration process.

John P. Tavlarios
President and Chief Executive Officer, General Maritime Management LLC
Director, General Maritime Corporation



"Our strong capital structure and liquidity position, low break-even rate and high earnings potential will serve as the platform for continued growth, profitability and success."

Letter from James C. Christodoulou

2002 was an important year for General Maritime. Our ability to successfully operate the Company during 2002, preserve our strong yet flexible capital structure, lower our daily break-even rate and increase our ability to benefit from improvements in tanker rates was the product of hard work, constant focus and intense dedication. Our strong capital structure and liquidity position, low break-even rate and high earnings potential will serve as the platform for continued growth, profitability and success.

As our Company continues to grow and the responsibilities and challenges of the finance department become more complex and demanding, we will maintain our unwavering commitment to our principles and objectives: to understand the financial implications of our fleet's operations and corporate decision making and to ensure that our resources are optimally employed to maximize returns on our investments for our stakeholders. We will maintain our tradition of providing the highest level of accuracy and integrity in our financial reporting as well as providing the consistency, transparency, accountability and accessibility that have become our hallmark.

Going forward, our financial objectives remain designed to achieve several important criteria: to manage financial risk, fuel growth and drive profitability.

2002 was a year that saw the Company apply its strong cash flow to rapidly pay down debt and de-leverage its balance sheet. This strategy ultimately enabled us to acquire 19 tankers during the first quarter of 2003 and significantly expand our fleet without exposing the Company to unnecessary financial risk.

Our financial performance during 2002 demonstrated our continued focus on cost containment as we enjoyed the benefits of economies of scale from the tankers that we acquired and integrated during 2001. This past year was also a year in which we continued to lower our earnings break-even and increase our earnings per share contribution relative to changes in tanker freight rates. Our fleet's growth will increase the benefit of economies of scale and further improve earnings per share contribution making us a company with even greater profit potential.

Finally, our Company's record of prudent financial management combined with our solid balance sheet and strong cash generating potential enabled us to enter the public debt market with our Senior Notes offering, which was completed during March 2003. By proactively managing our leverage and more closely matching the term of our debt with the useful lives of our tankers, we are able to enhance our liquidity and create a more resilient company with a greater assurance of success in the future.

James C. Christodoulou
Vice President, Chief Financial Officer and Secretary







Letter from John C. Georgiopoulos

2002 was the year in which we set out to achieve two main administrative objectives. First, we continued to build on the strong administrative foundation we established in 2001. Second, we aimed to further optimize our corporate structure to support future growth. I am pleased to say we have achieved both of these goals.

During 2002, we made the decision to streamline General Maritime's corporate structure that became effective on December 31. As a result of this decision, we have reduced the number of our subsidiaries and consolidated the number of jurisdictions in which they are organized. In addition, we have implemented a clear separation between the Company's vessel-owning subsidiaries and its vessel-management function. This restructuring will further ensure regulatory compliance.

As part of the restructuring, we created General Maritime Management LLC, a wholly owned subsidiary of General Maritime Corporation that is now home to our integrated commercial and technical operations. This strengthened administrative infrastructure provides General Maritime with the appropriate structure for seamlessly integrating our 19 newly acquired tankers. This infrastructure also gives us a scalable foundation on which to further grow the Company and expand its leadership in the mid-sized tanker industry.

In addition to focusing on our administrative infrastructure, properly managing the Company's cash will be as important as ever in 2003. The four cornerstones of this task are ensuring adequate liquidity for day-to-day and long-term operations, managing our working capital, maximizing the Company's interest income and optimizing our use of interest rate hedges.

As the Company's treasurer, I will continue to ensure that this vital function is performed and that these important objectives are achieved during 2003 as they were in 2002.

John C. Georgiopoulos
Vice President, Chief Administrative Officer and Treasurer

SOLIDIFYING LEADERSHIP

Over the years, General Maritime has established a leading reputation for consolidating the Aframax and Suezmax markets by acquiring and successfully integrating tankers into its growing fleet. During 2002, General Maritime maintained this focus, positioning the Company to further solidify its leadership in the mid-sized tanker market. In pursuing this goal, the Company did not waver from its commitment to continue seeking growth opportunities that satisfied its stringent criteria for creating long-term value for the Company and its shareholders. Although appropriate acquisition targets did not surface during 2002, this diligent approach combined with the prudent management of the Company's balance sheet ultimately enabled General Maritime to take advantage of a distinctive opportunity. In early 2003, management announced that it had signed an agreement to acquire 19 tankers from Metrostar Management Corporation.

By seizing this opportunity, General Maritime will become the second largest mid-sized tanker operator in the world, with a combined fleet of 28 Aframax and 19 Suezmax tankers. In addition to adding enduring value to the Company and its shareholders, the acquisition provides numerous strategic benefits. Among these benefits is the reduction of the fleet's average age. With an average age at year-end of 9.8 years per deadweight ton, the 19 Metrostar tankers will reduce the average age of our fleet from 12.3 years to 11.1 years.

As a result of the expansion of the fleet, the Company anticipates that it will realize substantial overhead cost savings. Many of General Maritime's daily per vessel overhead expenses will be reduced through economies of scale in areas such as procuring supplies, services and provisions.

The acquisition brings additional advantages as well. With the integration of the 19 tankers, the combined fleet will have a total 5.6 million deadweight tons. This larger capacity better allows General Maritime to continue to serve its existing customers, enables it to attract new customers and continue to expand its presence beyond the Atlantic Basin. The fleet's sister ship substitution potential will also be enhanced, adding to fleet flexibility and facilitating superior revenue generation. It will also enable the Company to capitalize on opportunities emerging in areas where oil production is increasing, including the Black Sea, Mediterranean and the Far East. Finally, by initially operating predominantly in the spot market, General Maritime's larger fleet will enable the Company to further benefit from spot rate changes.

General Maritime has developed and grown since its inception. By identifying and building on positive sector fundamentals at the outset and setting a strategy to capitalize upon them, General Maritime has succeeded in propelling itself to the top of its industry. The Company's tremendous progress is symbolic of management's commitment and drive to bringing General Maritime forth as a leading Aframax and Suezmax operator.





A COMMITMENT TO QUALITY

General Maritime's commitment to quality remains a primary driver of its success. Thoroughly training its staff, maintaining a modern fleet, enforcing rigorous operational standards and diligently managing the Company's growth are all aspects of management's approach to quality that have been combined to make General Maritime a world-class tanker company.

General Maritime considers training an essential element in ensuring the quality of its operations. The Company has a history of providing its officers, crews and staff with extensive and ongoing training, enabling them to meet the highest regulatory and internal performance standards. During 2002, General Maritime's dedication to thoroughly train its employees took on even more relevance as the industry experienced more stringent regulations and intensified customer focus on safety and environmental protection.

Another major quality differentiator of General Maritime is its commitment to keeping each of its tankers in top condition. Through its strict drydocking schedule and in-depth inspection regime, General Maritime's vessels are regularly maintained according to exacting specifications. By preserving the quality of its assets, General Maritime continues to offer its customers a fleet that meets the highest operational, regulatory and technical standards. The Company's acquisition of 19 modern tankers in early 2003 complements its existing fleet well.

Enforcing rigorous operational standards is another hallmark of General Maritime's approach to quality. The Company's superior safety and environmental records are a direct result of this emphasis, which can be seen throughout its operations. The Company's integrated technical and commercial structure contributes to General Maritime's success in implementing these high standards. The Company's seamless integration provides complete control over the fleet's operations and ensures across-the-board regulatory compliance. In 2002, the Company took a series of steps to raise its rigorous operational standards, resulting in ISO 9002 certification during the year.

For General Maritime, being a quality company also means being a good corporate citizen. In 2002, the Company was pleased to become involved in supporting the communities in which it operates. In New York City, where it is headquartered, General Maritime sponsored an East Harlem Little League baseball team, who went on to be league champions. In Piraeus, Greece, General Maritime provided financial resources to assist in the rebuilding and renovation of the St. Spyridon Church, the oldest church in Piraeus. The Company looks forward to continuing its corporate citizenship into the future.

CUSTOMER-FOCUSED OPERATIONS

Becoming the first choice for oil transportation services is General Maritime's ultimate objective. Strong relationships with oil majors such as ChevronTexaco Corporation, Shell Oil Company and ExxonMobil are a testament to its progress in accomplishing this goal. The lasting trust of these and other customers reflects the Company's success at achieving operational excellence and superior service.

General Maritime's strong operational performance has enabled the Company to establish its reputation as a leading mid-sized tanker owner and operator whose vessels consistently meet the highest safety and environmental standards. General Maritime's quality operations will become an even greater differentiator for the Company as regulations become more stringent and the requirement for modern tonnage increases.

General Maritime's focus on providing its customers with the highest level of service complements the Company's operations. This focus on exceptional performance supports the development of long-term customer relationships. From the moment a relationship begins, General Maritime makes every effort to fully understand the customer's unique requirements and tailors its services to fulfill them. On an ongoing basis, General Maritime's integrated chartering, technical and operations departments strive to consistently exceed customer expectations. General Maritime offers a wide range of value-added services, from the way chartering agreements are structured that enable customers to achieve their business objectives, to constant voyage monitoring in order to immediately respond to any issues that may arise.

During 2002, General Maritime took great care to insure that it provided customers with the highest operational and service standards. As it has since its beginning, General Maritime will continue to focus on its customers' specific needs in 2003.

The growth of General Maritime's fleet will provide the company with significant advantages. A larger fleet will enable the Company to continue to effectively serve the needs of its customers while expanding opportunities to serve new ones, by being able to further diversify into areas of global expansion.





One Company



Left to Right: Augustina Ohabunwa, Mary Pile, Karen Niro, James Christodoulou, John Georgiopoulos, Leo Vrondissis, Brian Kerr, George Marinos, Patricia Palman, Olga Ekelova



One Team



Left to Right: Nadira Ramsarup, Peter Brisco, Kevin Reith, Bonnie Liew, Rick Sanjuan, Roland Macasieb, John Tavlarios, Peter Georgiopoulos, Elena Vafiadi

One Commitment



Left to Right: John Mortsakis, Kevin Coyne, Steinar Ropeid, Matthew Doherty, John Ramistella, Tim Flaherty, Andre Zibrov, Basil Fikaris

General Maritime



Left to Right: Steve Vassilakis, Michael Christiansen, Andrew Ananiev, Andrew Litos, Aura Nicolae, Jorge Yengle, Sita Sziszak, Zahied Mohammed, Ioana Morosanu, Irene Denis, Constantine Hatziemanuel



SUEZMAX CLASS TANKERS

VESSEL	TYPE	YEAR BUILT
GENMAR ALTA	Suezmax	1990
GENMAR ARGUS*	Suezmax	2000
GENMAR ARISTON*	Suezmax	1989
GENMAR CENTAUR*	Suezmax	1990
GENMAR GULF*	Suezmax	1991
GENMAR HARRIET	Suezmax	1989
GENMAR HOPE*	Suezmax	1999
GENMAR HORN*	Suezmax	1999
GENMAR KESTREL*	Suezmax	1989
GENMAR MACEDON	Suezmax	1990
GENMAR ORION*	Suezmax	2002
GENMAR PHOENIX*	Suezmax	1999
GENMAR PROMETHEUS*	Suezmax	1988
GENMAR SKY*	Suezmax	1988
GENMAR SPARTIATE	Suezmax	1991
GENMAR SPYRIDON*	Suezmax	2000
GENMAR TRANSPORTER*	Suezmax	1989
GENMAR TRAVELLER*	Suezmax	1990
GENMAR ZOE	Suezmax	1991

**Newly acquired Vessels*

AFRAMAX CLASS TANKERS

VESSEL	TYPE	YEAR BUILT
GENMAR AGAMEMNON	Aframax	1995
GENMAR AJAX	Aframax	1996
GENMAR ALEXANDRA	Aframax	1992
GENMAR BALTIC*	Aframax	1986
GENMAR BOSS	Aframax	1985
GENMAR CHALLENGER	OBO Aframax	1991
GENMAR CHAMP	OBO Aframax	1992
GENMAR COMMANDER	Aframax	1989
GENMAR CONSTANTINE	Aframax	1992
GENMAR ENDURANCE	OBO Aframax	1991
GENMAR GABRIEL	Aframax	1990
GENMAR GEORGE	Aframax	1989
GENMAR HECTOR	OBO Aframax	1992
GENMAR LEONIDAS	Aframax	1991
GENMAR MINOTAUR	Aframax	1995
GENMAR NESTOR	Aframax	1990
GENMAR OCEAN*	Aframax	1986
GENMAR PACIFIC*	Aframax	1986
GENMAR PERICLES	OBO Aframax	1992
GENMAR SPIRIT	OBO Aframax	1992
GENMAR STAR	OBO Aframax	1992
GENMAR SUN	Aframax	1985
GENMAR TRADER	OBO Aframax	1991
GENMAR TRUST	OBO Aframax	1992
WEST VIRGINIA	Aframax	1981

**Newly acquired Vessels*


GENMAR MACEDO



FINANCIAL TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Years Ended December 31, 2002, 2001 and 2000

Set forth below are selected historical consolidated and other data of General Maritime Corporation at the dates and for the fiscal years shown.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
INCOME STATEMENT DATA					
(dollars in thousands, except per share data)					
Voyage revenues	$226,357	$ 217,128	$132,012	$ 71,476	$ 62,031
Voyage expenses	(80,790)	(52,099)	(23,996)	(16,742)	(10,247)
Net voyage revenue	145,567	165,029	108,016	54,734	51,784
Direct vessel operating expenses	55,241	42,140	23,857	19,269	15,684
General and administrative expenses*	12,026	9,550	4,792	3,868	2,828
Other	—	—	5,272	—	—
Write-down of vessels	13,100	—	—	—	—
Depreciation and amortization	60,431	42,820	24,808	19,810	16,493
Operating income (loss)	4,769	70,519	49,287	11,787	16,779
Net interest expense	14,511	16,292	19,005	16,525	14,654
Other expense	—	3,006	—	—	—
Net income (loss)	$ (9,742)	$ 51,221	$ 30,282	$ (4,738)	$ 2,125
Basic and fully diluted earnings per share					
Net income (loss)	$ (0.26)	$ 1.70	$ 1.60	$ (0.33)	$ 0.21
Weighted average basic shares outstanding, thousands	36,981	30,145	18,877	14,238	10,166
BALANCE SHEET DATA, at end of period					
(dollars in thousands)					
Cash	$ 2,681	$ 17,186	$ 23,523	$ 6,842	$ 6,411
Current assets, including cash	43,841	45,827	37,930	13,278	12,121
Total assets	782,277	850,521	438,922	351,146	345,633
Current liabilities, including current portion of long-term debt	77,519	83,970	41,880	28,718	21,663
Current portion of long-term debt	62,003	73,000	33,050	20,450	18,982
Total long-term debt, including current portion	280,011	339,600	241,785	202,000	241,625
Shareholders' equity	481,636	495,690	186,910	125,878	99,650
OTHER FINANCIAL DATA					
(dollars in thousands)					
Adjusted EBITDA[1]	$ 78,353	$ 113,339	$ 79,397	$ 31,597	$ 33,272
Net cash provided by operating activities	43,638	83,442	47,720	12,531	15,665
Net cash provided (used) by investing activities	2,034	(261,803)	(85,865)	(18,688)	(159,206)
Net cash provided (used) by financing activities	(60,177)	172,024	54,826	6,588	146,661
Capital expenditures					
Vessel sales (purchases), gross including deposits	2,251	(256,135)	(85,500)	(18,200)	(158,700)
Drydocking or capitalized survey or improvement costs	(13,546)	(3,321)	(3,168)	(4,074)	(250)
Weighted average long-term debt, including current portion	313,537	283,255	233,010	219,008	203,398

(continued)

	Year Ended December 31,				
	2002	2001	2000	1999	1998
FLEET DATA					
Total number of vessels at end of period	28.0	29.0	14.0	11.0	10.0
Average number of vessels[2]	28.9	21.0	12.6	10.3	8.3
Total voyage days for fleet[3]	10,010	7,374	4,474	3,603	3,030
Total time charter days for fleet**	1,490	1,991	2,174	1,738	1,679
Total spot market days for fleet	8,520	5,383	2,300	1,865	1,351
Total calendar days for fleet[4]	10,536	7,664	4,599	3,756	3,030
Fleet utilization[5]	95.0%	96.2%	97.3%	95.9%	100.0%
AVERAGE DAILY RESULTS					
Time charter equivalent[6]	$14,542	$ 22,380	$24,143	$15,191	$17,090
Direct vessel operating expenses[7]	5,243	5,499	5,187	5,130	5,176
General and administrative expenses[8]	1,136	1,246	1,042	1,030	934
Total vessel operating expenses[9]	6,379	6,745	6,229	6,160	6,110
Adjusted EBITDA[10]	7,437	14,788	17,257	8,412	10,981
ADJUSTED EBITDA RECONCILIATION *(dollars in thousands)*					
Net income	$ (9,742)	$ 51,221	$30,282	$ (4,738)	$ 2,125
+ Depreciation and amortization	60,431	42,820	24,808	19,810	16,493
+ Taxes	—	—	—	—	—
+ Net interest expense	14,511	16,292	19,005	16,525	14,654
+ Other gains or losses	13,100	3,006	5,272	—	—
+ *Non-recurring organizational, legal, other one-time fees and non-cash charges (these charges are eliminated from calculation of daily general and administrative expense)	53	—	30	—	—
Adjusted EBITDA[1]	$78,353	$113,339	$79,397	$31,597	$33,272

** During 1998 our vessels operated 143 days on bareboat contracts which are included in time charter days.

(1) Adjusted EBITDA represents net voyage revenues less direct vessel expenses and general and administrative expenses excluding non-cash or one-time charges as well as other income or expenses. Adjusted EBITDA is included because it is used by certain investors to measure a company's financial performance. Adjusted EBITDA is not an item recognized by GAAP, and should not be considered as an alternative to net income or any other indicator of a company's performance required by GAAP. The definition of Adjusted EBITDA used here may not be comparable to that used by other companies.

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(3) Voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(4) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

(7) Daily direct vessel operating expenses is calculated by dividing DVOE, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expenses, adjusted to exclude non-recurring organizational, legal, other one-time fees and non-cash expenses, by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, or daily DVOE, and daily general and administrative expenses, or G&A, adjusted to exclude certain expenses. Our method of calculating daily DVOE is dividing DVOE, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, by fleet calendar days for the relevant time period. Our method of calculating daily G&A is dividing general and administrative expenses adjusted to exclude non-recurring organizational, legal, other one-time fees and non-cash expenses, by fleet calendar days for the relevant time period.

(10) Adjusted EBITDA per vessel is Adjusted EBITDA divided by fleet calendar days for the relevant time period.

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2002 and 2001 and for the years ended December 31, 2001 and 2000. You should consider the foregoing when reviewing the consolidated financial statements and this discussion. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above.

We are a leading provider of international seaborne crude oil transportation services with one of the largest mid-sized tanker fleets in the world. As of December 31, 2002 our fleet consisted of 28 tankers, 23 Aframax and 5 Suezmax tankers, with a total cargo carrying capacity of 3.0 million deadweight tons.

On January 29, 2003, the Company agreed to acquire 19 tankers consisting of 5 Aframax and 14 Suezmax tankers from Metrostar Management Corporation, a world-class quality operator of tankers based in Athens, Greece for $525.0 million. The acquisition of the tankers is expected to conclude by April 30, 2003 during which time the tankers will be integrated into General Maritime's fleet operations as they complete their existing voyages. On a combined basis, the Company's new fleet will be composed of 47 tankers including 28 Aframax and 19 Suezmax tankers with a total cargo carrying capacity of 5.6 million deadweight tons.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.

Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates. We are constantly evaluating opportunities to increase the number of our tankers deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

We primarily operate in the Atlantic basin, which includes ports in the Caribbean, South and Central America, the United States, Western Africa and the North Sea. We also currently operate tankers in the Black Sea and in other regions worldwide which we believe enable us to take advantage of market opportunities and to position our tankers in anticipation of drydockings.

We employ experienced management in all functions critical to our operations, aiming to provide a focused marketing effort, tight quality and cost controls and effective operations and safety monitoring. Through our subsidiaries, General Maritime Management LLC and United Overseas Tankers Ltd., we currently provide the commercial and technical management necessary for the operations of our tankers, which include ship maintenance, officer staffing, technical support, shipyard supervision, insurance and financial management services through our wholly owned subsidiaries.

For discussion and analysis purposes only, we evaluate performance using net voyage revenues. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of tankers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our tankers.

Our voyage revenues and voyage expenses are recognized ratably over the duration of the voyages and the lives of the charters, while direct vessel expenses are recognized when incurred. We recognize the revenues of time charters that contain rate escalation schedules at the average rate during the life of the contract. We calculate time charter equivalent, or "TCE," rates by dividing net voyage revenue by voyage days for the relevant time period. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We allocate corporate income and expenses, which include general and administrative and net interest expense, to tankers on a pro rata basis based on the number of months that we owned a tanker. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each tanker for the period.

We depreciate our tankers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value of $125 per lightweight ton. We capitalize the total costs associated with a drydock and amortize these costs on a straight-line basis over the period between drydockings, which is typically 30 to 60 months and usually expense total costs associated with intermediate surveys during the period in which they occur. If these intermediate survey costs are capitalized, they will be amortized over an approximate 30-month period until the tanker's next drydocking. In such a case any unamortized costs associated with the tanker's previous drydocking will be expensed during the period in which the intermediate survey occurred. We capitalize our expenditures for major maintenance and repairs if the work extends the operating life of the tanker or improves the tanker's performance, otherwise we expense those costs as incurred. In instances where capitalization is appropriate, we capitalize total expenditures associated with replaced parts, less the depreciated value of the old part being replaced, and we depreciate them on a straight-line basis over the shorter of the remaining life of the new part or tanker.

RESULTS OF OPERATIONS

Margin analysis for the indicated items as a percentage of net voyage revenues for years ended December 31, 2002, 2001 and 2000 are set forth in the table below.

Income Statement Margin Analysis
(% of Net Voyage Revenues)

	Year Ended December 31,		
	2002	2001	2000
INCOME STATEMENT DATA			
Net voyage revenues[1]	100%	100%	100%
Direct vessel expenses	37.9	25.5	22.1
General and administrative	8.3	5.8	4.4
Other	—	—	4.9
Write-down of vessels	9.0	—	—
Depreciation and amortization	41.5	25.9	23.0
Total operating expenses	96.7	57.2	54.4
Operating income	3.3	42.8	45.6
Net interest expense	10.0	9.9	17.6
Other expense	—	1.8	—
Net income	(6.7)	31.1	28.0
Adjusted EBITDA	53.8%	68.7%	73.5%

(1) Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter.

	Year Ended December 31,		
	2002	2001	2000
Voyage revenues	$226,357	$217,128	$132,012
Voyage expenses	(80,790)	(52,099)	(23,996)
Net voyage revenues	$145,567	$165,029	$108,016

"Same Fleet" data consists of financial and operational data only from those tankers that were part of our fleet for both complete periods under comparison. Management believes that this presentation facilitates analysis of operational and financial performance of tankers after they have been completely integrated into our operations. Same Fleet data set forth in the table below is provided for comparison of the periods for the years ended: December 31, 2002 and 2001 and the years ended December 31, 2001 and 2000. The tankers which comprise the Same Fleet for periods not directly compared are not necessarily the same. As a result, comparison of Same Fleet data provided for periods which are not directly compared in the table below will not yield meaningful results.

Same Fleet Analysis

	Year Ended December 31,		*Year Ended December 31,*	
	2002	2001	2001	2000
INCOME STATEMENT DATA *(dollars in thousands)*				
Net voyage revenue	$79,787	$124,654	$95,576	$87,896
Direct vessel expenses	28,955	30,099	23,043	20,833
INCOME STATEMENT MARGIN ANALYSIS *(% of net voyage revenues)*				
Direct vessel expenses	36.3%	24.1%	24.1%	23.7%
Adjusted EBITDA	56.4%	70.9%	70.8%	71.6%
OTHER FINANCIAL DATA *(dollars in thousands)*				
Adjusted EBITDA	$45,035	$ 88,407	$67,703	$62,928
FLEET DATA				
Number of vessels	14	14	11	11
Number of Aframax vessels	9	9	9	9
Number of Suezmax vessels	5	5	2	2
Total calendar days for fleet	5,110	5,110	4,015	4,026
Total voyage days for fleet	4,852	4,886	3,871	3,918
Total time charter days for fleet	1,193	1,677	1,677	2,174
Total spot market days for fleet	3,659	3,209	2,194	1,744
Capacity utilization	95.0%	95.6%	96.4%	97.3%
AVERAGE DAILY RESULTS				
TCE	$16,444	$ 25,512	$24,690	$22,434
Direct vessel expenses	5,666	5,890	5,739	5,175
Adjusted EBITDA	8,813	17,301	16,863	15,630

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Voyage Revenues. Voyage revenues increased by $9.2 million, or 4.3%, to $226.4 million for the year ended December 31, 2002 compared to $217.1 million for the prior year. This increase is due to the increase in the average number of tankers in our fleet during the year ended December 31, 2002 compared to the prior year due to a weaker spot market during the year ended December 31, 2002 compared to the prior year. The average size of our fleet increased 37.5% to 28.9 tankers (23.9 Aframax, 5.0 Suezmax) during 2002 compared to 21.0 tankers (16.0 Aframax, 5.0 Suezmax) during the prior year. This increase in voyage revenues is also due to changes in the deployment of our tankers operating on time charter contracts or in the spot market. The number of days that our tankers operated in the spot market increased to 8,520 for the year ended December 31, 2002 compared to 5,383 days for the prior year. Typically tankers operating on the spot market generate higher voyage revenues than those operating on time charter, as the owner not the charterer is responsible for voyage expenses.

Voyage Expenses. Voyage expenses increased $28.7 million, or 55.1%, to $80.8 million for the year ended December 31, 2002 compared to $52.1 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet for the year ended December 31, 2002 compared to the prior year, as well as the mix of deployment of our tankers operating on time charter contracts or in the spot market. Typically, tankers operating on the spot market incur higher voyage expenses than those operating on time charter contract, as the owner not the charterer are responsible for voyage expenses.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $19.5 million, or 11.8%, to $145.6 million for the year ended December 31, 2002 compared to $165.0 million for the prior year. This decrease is the result of the overall weaker spot market during the year ended December 31, 2002 compared to the prior year. The magnitude of the decrease in net voyage revenues was mitigated by the growth in the average number of tankers in our fleet. The average size of our fleet increased 37.5% to 28.9 tankers (23.9 Aframax, 5.0 Suezmax) for the year ended December 31, 2002 compared to 21.0 tankers (16.0 Aframax, 5.0 Suezmax) for the prior year, while our average TCE rates declined 35.0% to $14,542 compared to $22,380 for these same periods. The total decrease in our net voyage revenues of $19.5 million resulted from a decrease of $44.9 million in our Same Fleet revenues, to $79.8 million from $124.7 million, and an increase of $25.5 million, to $65.8 million from $40.3 million, from tankers that we acquired during 2001 that are not considered Same Fleet. Tankers that are not considered Same Fleet tankers are the tankers we acquired after December 31, 2000: During 2001, we acquired the GENMAR ALEXANDRA, GENMAR HECTOR, GENMAR PERICLES, WEST VIRGINIA, KENTUCKY, and GENMAR SPIRIT in June, the STAVANGER PRINCE, GENMAR NESTOR, GENMAR STAR, GENMAR TRUST, GENMAR CHAMPION and GENMAR LEONIDAS in July, and the GENMAR TRADER, GENMAR ENDURANCE and GENMAR CHALLENGER in August. We disposed of the STAVANGER PRINCE during October 2002 and sold it for scrap (see Write-Down of Vessels below). Our fleet consisted of 28 tankers (23 Aframax, 5 Suezmax) on December 31, 2002 and 29 tankers (24 Aframax, 5 Suezmax) on December 31, 2001.

On an Overall Fleet Basis:

- Average daily time charter equivalent rate per tanker decreased by $7,838, or 35.0%, to $14,542 ($14,352 Aframax, $15,410 Suezmax) for the year ended December 31, 2002 compared to $22,380 ($21,053 Aframax, $26,905 Suezmax) for the prior year.
- 28.3 million, or 19.5%, of net voyage revenue was generated by time charter contracts ($28.3 million Aframax, Suezmax tankers did not operate on time charter during this period) and $117.2 million, or 80.5%, was generated in the spot market ($89.5 million Aframax, $27.7 million Suezmax) for the year ended December 31, 2002, compared to $45.8 million, or 27.8%, of our net voyage revenue generated by time charter contracts ($43.4 million Aframax, $2.4 million Suezmax), and $119.2 million, or 72.2%, generated in the spot market ($76.6 million Aframax, $42.6 million Suezmax) for the prior year.
- Tankers operated an aggregate of 1,490 days, or 14.9%, on time charter contracts (1,490 days Aframax, 0 days Suezmax) and 8,520 days, or 85.1%, in the spot market (6,722 days Aframax, 1,798 days Suezmax) for the year ended December 31, 2002, compared to 1,991 days, or 27.0%, on time charter contracts (1,894 days Aframax, 97 days Suezmax) and 5,383 days, or 73.0%, in the spot market (3,808 days Aframax, 1,575 days Suezmax) for the prior year.
- Average daily time charter rates were $19,017 ($19,017 Aframax, Suezmax tankers did not operate on time charter during this period) for the year ended December 31, 2002 compared to average daily time charter rates of $23,025 ($22,932 Aframax, $24,851 Suezmax) for the prior year. This decrease is primarily due to the expiration of some of our time charter contracts and the rates associated with our remaining time charter contracts.
- Average daily spot rates were $13,760 ($13,318 Aframax, $15,410 Suezmax) for the year ended December 31, 2002, compared to average daily spot rates of $22,141 ($20,118 Aframax, $27,032 Suezmax) for the prior year.

We are constantly evaluating opportunities to increase the number of our tankers deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria. The following table summarizes the portion of the our fleet on time charter as of March 1, 2003:

Vessel	Expiration Date	Average Daily Rate(1)
Genmar Alexandra	February 20, 2004(2)	Market Rate(3)
Genmar George *	May 24, 2003(4)	$20,000
Genmar Ajax *	August 12, 2003	$23,000
Genmar Constantine(5)	March 7, 2004(2)	Market Rate(3)
Genmar Star(5)	February 24, 2004	$19,000
Genmar Endurance(5)	March 12, 2004	$19,000

* "Same Fleet" vessel.

(1) Includes brokers' commissions of 1.25%.

(2) Termination date is plus or minus 15 days.

(3) The charter provides for a floating rate based on weekly spot market rates which can be no less than $16,000 per day and no more than $22,000 per day.

(4) Termination is plus or minus 30 days.

Of our net voyage revenues of $145.6 million for the year ended December 31, 2002, $79.8 million was attributable to our Same Fleet. Same Fleet for the year ended December 31, 2002 and 2001 consisted of 14 tankers (9 Aframax, 5 Suezmax). Same Fleet net voyage revenues decreased by $44.9 million, or 36.0%, to $79.8 million for the year ended December 31, 2002 compared to $124.7 million for the prior year. This decrease is attributable to decreases in our average spot and time charter tanker rates for the year ended December 31, 2002 compared to those rates for the prior year.

On a Same Fleet Basis:

- Average daily time charter equivalent rate per tanker decreased by $9,068, or 35.5%, to $16,444 ($17,053 Aframax, $15,410 Suezmax) for the year ended December 31, 2002 compared to $25,512 ($24,788 Aframax, $26,905 Suezmax) for the prior year.
- $23.0 million, or 29.0%, of net voyage revenue was generated by time charter contracts ($23.0 million Aframax, Suezmax tankers did not operate on time charter during this period) and $56.7 million, or 71.0%, was generated in the spot market ($29.0 million Aframax, $27.7 million Suezmax) for the year ended December 31, 2002, compared to approximately $40.8 million, or 33.0%, of our net voyage revenue generated by time charter contracts ($38.4 million Aframax, $2.4 million Suezmax), and $83.9 million, or 67.0%, generated in the spot market ($41.3 million Aframax, $42.6 million Suezmax) for the prior year.
- Tankers operated an aggregate of 1,193 days, or 24.6%, on time charter contracts (1,193 days Aframax, 0 days Suezmax) and 3,659 days, or 75.4%, in the spot market (1,861 days Aframax, 1,798 days Suezmax) for the year ended December 31, 2002, compared to 1,677 days, or 34.3%, on time charter contracts (1,580 days Aframax, 97 days Suezmax) and 3,209 days, or 65.7%, in the spot market (1,634 days Aframax, 1,575 days Suezmax) for the prior year.
- Average daily time charter rates were $19,314 ($19,314 Aframax, Suezmax tankers did not operate on time charter during this period) for the year ended December 31, 2002 compared to average daily time charter rates of $24,311 ($24,278 Aframax, $24,851 Suezmax) for the prior year. This decrease is due to the expiration of some of our time charter contracts, and the rates associated with our remaining time charter contracts.
- Average daily spot rates were $15,508 ($15,603 Aframax, $15,410 Suezmax) for the year ended December 31, 2002, compared to average daily spot rates of $26,140 ($25,281 Aframax, $27,032 Suezmax) for the prior year.

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $13.1 million, or 31.1%, to $55.2 million for the year ended December 31, 2002 compared to $42.1 million for the prior year. This increase is primarily due to the growth in the average number of tankers in our fleet, which increased 37.5% for these same periods. On a daily basis, direct vessel expenses per tanker decreased by $256, or 4.6%, to $5,243 ($5,090 Aframax, $5,973 Suezmax) for the year ended December 31, 2002 compared to $5,499 ($5,171 Aframax, $6,547 Suezmax) for the prior year. This decrease is primarily the result of the timing of purchases, repairs and services within the period. Same Fleet direct vessel expenses decreased $1.1 million, or 3.8%, to $28.9 million for the year ended December 31, 2002 compared to $30.1 million for the prior year. This decrease is primarily the result of the timing of purchases, services and repairs within the period. On a daily basis, Same Fleet direct vessel expenses per tanker decreased $224, or 3.8%, to $5,666 ($5,496 Aframax, $5,973 Suezmax) for the year ended December 31, 2002 compared to $5,890 ($5,525 Aframax, $6,547 Suezmax) for the prior year. We anticipate that direct vessel operating expenses will increase during 2003 as a result of our agreement to acquire 19 additional tankers and integrate them into our fleet. We anticipate that daily direct vessel operating expenses will increase in the future primarily due to increases in insurance costs and enhanced security measures, as well as an increase in maintenance and repairs. We anticipate that our acquisition of the 19 tankers from Metrostar will further increase our direct vessel operating expenses overall and on a daily basis. The overall increase in direct vessel expenses will be the result of the overall growth of our fleet as a result of the acquisition. The increase in daily direct vessel expenses will be the result of the increase in the percentage of Suezmax tankers that comprise our fleet as a result of the acquisition. Suezmax tankers are larger and inherently more expensive to operate than Aframax tankers. Our direct vessel expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry.

General and Administrative Expenses. General and administrative expenses increased by $2.4 million, or 25.9%, to $12.0 million for the year ended December 31, 2002 compared to $9.6 million for the prior year. This increase is primarily due to an increase in payroll expenses including the increase in the number of personnel in connection with the growth in average number of tankers in our fleet, which increased 37.5%, for year ended December 31, 2002 compared to the prior year. Daily general and administrative expenses per tanker decreased $110, or 8.8%, to $1,136 for the year ended December 31, 2002 compared to $1,246 for the prior year. We anticipate that general and administrative expenses will increase during 2003 primarily as a result of our agreement to acquire an additional 19 tankers and the need to increase staff and infrastructure to manage these tankers as well as the non-cash expense associated with the issuance of restricted stock during the fourth quarter of 2002. Daily general and administrative expenses per tanker is anticipated to decrease during 2003 as a result of our agreement to acquire 19 tankers and the economies of scale associated with operating a larger fleet. The non-cash expense associated with the issuance of restricted stock will result in a pro-rated annual charge through November 2009 of $541,000. The non-cash expense associated with the issuance of restricted stock was $52,600 for the year ended December 31, 2002. For purposes of consistency with past results this non-cash charge is excluded from our calculation of daily general and administrative expenses, daily total vessel operating expenses and Adjusted EBITDA.

Write-Down of Vessels. During the year ended December 31, 2002, we recognized an expense of $13.1 million as a result of our decision to: retire one tanker, the STAVANGER PRINCE, a 1979 single-hull Aframax tanker, and sell it for scrap; and transfer two tankers, the KENTUCKY, a 1980 single-hull Aframax tanker, and the WEST VIRGINIA, a 1981 single-hull Aframax tanker, from long-term assets to assets held for sale. This decision was based on management's assessment of the projected costs associated with each tanker's next drydocking, which was originally scheduled to occur during 2003, and the estimated operating revenues for the tankers over their normal remaining operating life. The expense associated with the STAVANGER PRINCE was calculated based on the difference between the carrying value of the tanker and management's estimate of the net present value of the projected operating income and its net proceeds to be received upon disposal. The expense associated with the KENTUCKY and WEST VIRGINIA is the difference between each tanker's book value and the estimated proceeds from its anticipated sale for scrap. No such expense occurred during the prior year.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of tankers as well as amortization of drydocking and other repair costs and loan fees, increased by $17.6 million, or 41.1%, to $60.4 million for the year ended December 31, 2002 compared to $42.8 million for the prior year. This increase is primarily due to the growth in the average number of tankers in our fleet, which increased 37.5%, and the increase in the book value of our fleet for the year ended December 31, 2002 compared to the prior year. Depreciation and amortization is anticipated to increase during 2003 as a result of our agreement to acquire 19 tankers.

Amortization of drydocking and other repair costs increased by $2.0 million, or 81.7%, to $4.3 million for the year ended December 31, 2002 compared to $2.4 million for the prior year. This increase includes amortization associated with $13.5 million of capitalized expenditures relating to our tankers for the year ended December 31, 2002 compared to $3.3 million of capitalized drydocking or other repair expenditures for the prior year. Our capitalized expenditures of $13.5 million for 2002 have a weighted average amortization period of approximately 3.5 years, $9.4 million of which relate to tankers which we are drydocking or capitalizing other repair costs for the first time since we acquired them which have a weighted average amortization period of approximately 4.1 years. We anticipate that the amortization associated with surveys or drydocks will increase in the future due to the growth of our fleet, as these projected costs will increase and we will be performing surveys or drydocking for the first time for tankers that are now part of our fleet. We have updated our projected survey and drydocking costs. See the chart showing estimated survey and drydocking expenditures under "Liquidity and Capital Resources." This change reflects management's estimate of potential increases in drydocking and other repair costs both overall and with respect to particular tankers.

Net Interest Expense. Net interest expense decreased by $1.8 million, or 10.9%, to $14.5 million for the year ended December 31, 2002 compared to $16.3 million for the prior year. This decrease occurred although we had a 10.9% increase in our weighted average outstanding debt of $314.0 million for the year ended December 31, 2002 compared to $283.0 million for the prior year. The refinancing of our previous credit facilities in June, 2001 and the overall lower interest rate environment during the year ended December 31, 2002 compared to the prior year offset the effect of the increase of our weighted average outstanding debt on our net interest expense. Net interest expense is anticipated to increase during 2003 as a result of the increased debt that we will assume in connection with our agreement to acquire 19 tankers.

Other Expenses. We incurred non-recurring expenses of $3.0 million during the year ended December 31, 2001. Of the $3.0 million in non-recurring expenses, $1.8 million related to the termination of interest rate swap agreements associated with certain prior loans, which were refinanced by our two existing credit facilities and $1.2 million related to the write off of remaining capitalized loan costs associated with existing loans, which were refinanced by our two existing credit facilities. No such expense occurred during the year ended December 31, 2002.

Net Income. Net loss was $9.7 million for the year ended December 31, 2002 compared to net income of $51.2 million for the prior year.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

Voyage Revenues. Voyage revenues increased by $85.1 million, or 64.5%, to $217.1 million for the year ended December 31, 2001 compared to $132.0 million for the year ended December 31, 2000. This increase is due to the increase in the number of vessels in our fleet during 2001 compared to 2000. The average size of our fleet increased 66.8% to 21.0 tankers during 2001 compared to 12.6 tankers during 2000.

Voyage Expenses. Voyage expenses increased $28.1 million, or 117%, to $52.1 million for the year ended December 31, 2001 compared to $24.0 million for the year ended December 31, 2000. This increase is primarily due to the increase in the number of vessels in our fleet as well as the mix of deployment of our vessels operating on time charter contracts or in the spot market. The increase in our voyage expenses is primarily the result of the increase in revenues generated on the spot market and the number of days that our vessels operated in the spot market for the year ended December 31, 2001 compared to the year ended December 31, 2000. Under spot voyages, we are responsible for voyage expenses, which are otherwise borne by the charterer under a time charter contract.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $57.0 million, or 52.8%, to $165.0 million for the year ended December 31, 2001 compared to $108.0 million for the year ended December 31, 2000. This increase is due to the overall growth of our fleet. The average size of our fleet increased 66.8% to 21.0 tankers during 2001 compared to 12.6 tankers during 2000, while our average TCE rates declined 7.3% to $22,380 during 2001 compared to $24,143 during 2000. Our average TCE rates declined in the fourth quarter of 2001 as compared to the third quarter, and we continued to experience downward pressure on our average TCE rates during January and

February 2002. The total increase in our net voyage revenues of $57.0 million resulted from an increase of $7.7 million in our Same Fleet revenues, an increase of $9.0 million from the full year of operations of three vessels acquired during 2000 and are not considered Same Fleet, and $40.3 million from vessels that we acquired during 2001. During 2000 we acquired the GENMAR ZOE in May, the GENMAR MACEDON in June and the GENMAR SPARTIATE in July. During 2001 we acquired the GENMAR ALEXANDRA, GENMAR HECTOR, GENMAR PERICLES, WEST VIRGINIA, KENTUCKY, and GENMAR SPIRIT in June, the STAVANGER PRINCE, GENMAR NESTOR, GENMAR STAR, GENMAR TRUST, GENMAR CHAMPION and GENMAR LEONIDAS in July, and the GENMAR TRADER, GENMAR ENDURANCE and GENMAR CHALLENGER in August. Our fleet consisted of 29 vessels (24 Aframax, five Suezmax) for the year ended December 31, 2001 compared to 14 vessels (nine Aframax, five Suezmax) for the year ended December 31, 2000. The average size of our fleet increased 66.8% to 21.0 vessels (16.0 Aframax, 5.0 Suezmax) for the year ended December 31, 2001 compared to 12.6 vessels (9.0 Aframax, 3.6 Suezmax) for the year ended December 31, 2000.

On an Overall Fleet Basis:

- Average daily time charter equivalent rate per vessel decreased by $1,763, or 7.3%, to $22,380 for the year ended December 31, 2001 ($21,053 Aframax, $26,905 Suezmax) compared to $24,143 for the year ended December 31, 2000 ($22,294 Aframax, $28,975 Suezmax).
- $45.8 million, or 27.8%, of net voyage revenue was generated by time charter contracts ($43.4 million Aframax, $2.4 million Suezmax) and $119.2 million, or 72.2%, was generated in the spot market ($76.6 million Aframax, $42.6 million Suezmax) for the year ended December 31, 2001, compared to $39.8 million, or 36.9%, of our net voyage revenue generated by time charter contracts ($25.3 million Aframax, $14.5 million Suezmax), and $68.2 million, or 63.1%, generated in the spot market ($46.9 million Aframax, $21.3 million Suezmax) for the year ended December 31, 2000.
- Vessels operated an aggregate of 1,991 days, or 27.0%, on time charter contracts (1,894 days Aframax, 97 days Suezmax) and 5,383 days, or 73.0%, in the spot market (3,808 days Aframax, 1,575 days Suezmax) for the year ended December 31, 2001, compared to 2,174 days, or 48.6%, on time charter contracts (1,533 days Aframax, 641 days Suezmax) and 2,300 days, or 51.4%, in the spot market (1,703 days Aframax, 597 days Suezmax) for the year ended December 31, 2000.
- Average daily time charter rates were $23,025 for the year ended December 31, 2001 ($22,932 Aframax, $24,851 Suezmax) compared to average daily time charter rates of $18,302 for the year ended December 31, 2000 ($16,477 Aframax, $22,665 Suezmax). This increase is due to the expiration of some of our time charter contracts and the introduction of new contracts that reflect the time charter rates prevalent at that time.

- Average daily spot rates were $22,141 for the year ended December 31, 2001 ($20,118 Aframax, $27,032 Suezmax), compared to average daily spot rates of $29,665 for the year ended December 31, 2000 ($27,531 Aframax, $35,751 Suezmax).

The following table summarizes the portion of our fleet that was on time charter as of March 1, 2002:

Vessel	Expiration Date	Average Daily Rate(1)
Genmar Boss *	September 24, 2002(2)	Market Rate(3)
Genmar Alexandra	February 20, 2003(2)	Market Rate(4)
Genmar George *	May 24, 2003(5)	$20,000
Genmar Ajax *	August 12, 2003	$23,000

* "Same Fleet" vessel.
(1) Includes brokers' commissions of 1.25%.
(2) Termination date is plus or minus 15 days.
(3) The charter provides for a floating rate based on weekly spot market related rates.
(4) The charter provides for a floating rate based on weekly spot market rates which can be no less than $16,000 per day and no more than $22,000 per day.
(5) Termination is plus or minus 30 days.

Since September 30, 2001, the time charter contracts of three of our vessels have expired and those vessels are now operating on the spot market. The time charter contracts for the STAVANGER PRINCE, GENMAR COMMANDER and GENMAR SUN expired on January 7, February 5, and February 25, 2002, respectively, and those vessels are currently operating on the spot market. We continually evaluate the time charter market for available contracts and are seeking attractive opportunities to place additional vessels on time charter contracts. To date, current available contracts have not in our judgment provided favorable opportunities.

Of our net voyage revenues for the year ended December 31, 2001 of $165.0 million, $95.6 million was attributable to our Same Fleet. Same Fleet for the year ended December 31, 2001 and 2000 consisted of 11 vessels (9 Aframax, 2 Suezmax). Same Fleet net voyage revenues increased by $7.7 million, or 8.7%, to $95.6 million for the year ended December 31, 2001 compared to $87.9 million for the year ended December 31, 2000. This increase is attributable to changes in our average spot and time charter tanker rates for the year ended December 31, 2001 compared to those for the year ended December 31, 2000 and changes in the deployment of our fleet.

On a Same Fleet Basis:

- Average daily time charter equivalent rate per vessel increased by $2,256, or 10.1%, to $24,690 for the year ended December 31, 2001 ($24,788 Aframax, $24,214 Suezmax) compared to $22,434 for the year ended December 31, 2000 ($22,294 Aframax, $23,095 Suezmax).
- $40.8 million, or 42.7%, of net voyage revenue was generated by time charter contracts ($38.4 million Aframax, $2.4 million Suezmax) and $54.8 million, or 57.3%, was generated in the spot market ($41.3 million Aframax, $13.5 million Suezmax) for the year ended December 31, 2001,

compared to approximately $39.8 million, or 45.3%, of our net voyage revenue generated by time charter contracts ($25.3 million Aframax, $14.5 million Suezmax), and $48.1 million, or 54.7%, generated in the spot market ($46.9 million Aframax, $1.2 million Suezmax) for the year ended December 31, 2000.

- Vessels operated an aggregate of 1,677 days, or 43.3%, on time charter contracts (1,580 days Aframax, 97 days Suezmax) and 2,194 days or 56.7%, in the spot market (1,634 days Aframax, 560 days Suezmax) for the year ended December 31, 2001, compared to 2,174 days, or 55.5%, on time charter contracts (1,553 days Aframax, 641 days Suezmax) and 1,744 days, or 44.5%, in the spot market (1,703 days Aframax, 41 days Suezmax) for the year ended December 31, 2000.
- Average daily time charter rates were $24,311 for the year ended December 31, 2001 ($24,278 Aframax, $24,851 Suezmax) compared to average daily time charter rates of $18,302 for the year ended December 31, 2000 ($16,477 Aframax, $22,665 Suezmax). This increase is due to the expiration of some or our time charter contracts and the introduction of new contracts that reflect the time charter rates prevalent at that time.
- Average daily spot rates were $24,980 for the year ended December 31, 2001 ($25,281 Aframax, $24,103 Suezmax), compared to average daily spot rates of $27,585 for the year ended December 31, 2000 ($27,531 Aframax, $29,824 Suezmax).

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $18.2 million, or 76.2% to $42.1 million for the year ended December 31, 2001 compared to $23.9 million for the year ended December 31, 2000. This increase is primarily due to the growth of our fleet. On a daily basis, direct vessel expenses per vessel increased by $312, or 6.0% to $5,499 for the year ended December 31, 2001 ($5,171 Aframax, $6,547 Suezmax) compared to $5,187 for the year ended December 31, 2000 ($4,989 Aframax, $5,688 Suezmax) primarily as the result of an increase in maintenance and repairs of newly acquired vessels. Same Fleet direct vessel expenses increased $2.2 million, or 10.6%, to approximately $23.0 million for the year ended December 31, 2001 compared to $20.8 million the year ended December 31, 2000. This increase is primarily the result of higher crew costs and expenses associated with restocking the provisions and stores of these vessels upon assuming of technical management of them from an unrelated third party management company, as well as a supplemental insurance call associated with our protection and indemnity insurance club. On a daily basis, Same Fleet direct vessel expenses per vessel increased $564, or 10.9% to $5,739 ($5,525 Aframax, $6,702 Suezmax) compared to $5,175 ($4,989 Aframax, $6,011 Suezmax) for the year ended December 31, 2001 compared to the year ended December 31, 2000. Our direct vessel expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry. We anticipate that daily direct vessel operating expenses will increase during 2002 primarily due to increases in insurance costs and enhanced security measures implemented after September 11, 2001 as well as increases in maintenance and repairs. See below under the heading "Liquidity and Capital Resources."

General and Administrative Expenses. General and administrative expenses increased by $4.8 million, or 100%, to $9.6 million for the year ended December 31, 2001 compared to $4.8 million for the year ended December 31, 2000. This increase is primarily due to an increase in payroll expenses including the increase in the number of personnel in connection with the growth of our fleet for year ended December 31, 2001 compared to the year ended December 31, 2000. Daily general and administrative expenses increased $204, or 19.6% to $1,246 for the year ended December 31, 2001 compared to $1,042 for the year ended December 31, 2000, primarily as a result of an increase in payroll expenses including an increase in the number of personnel in connection with the growth of our fleet for year ended December 31, 2001 compared to the year ended December 31, 2000, as well as the effect of building our infrastructure in preparation for future growth of the fleet. General and administrative expenses are incurred prior to the acquisition and subsequent to the sale of a vessel; therefore, during periods of changes in the size of our fleet these daily expenses increase relative to the number of days that a vessel is owned.

Other Operating Expenses. During the year ended December 31, 2000, we expensed $5.3 million in contract termination fees and other related costs associated with the termination of three of our time charter contracts relating to one Aframax tanker and two Suezmax tankers. We replaced the Aframax time charter, which was chartered through February 2002 at a rate of $18,750 per day, with a new time charter, which is chartered through the same period at a rate of $24,300 per day. The two Suezmax tankers were chartered through September 2001 and May 2002 at $22,250 and $24,200 per day, respectively. The termination of these two time charters enabled us to operate these vessels in the spot market upon their redelivery in January and March 2001. During the fourth quarter of the year ended December 31, 2000, when this termination was effected, our Suezmax vessels operating in the spot market generated an average rate of approximately $42,500 per day. We had no such expense during the year ended December 31, 2001.

Depreciation and Amortization. Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydocking, special survey costs and loan fees, increased by $18.0 million, or 72.6%, to $42.8 million for the year ended December 31, 2001 compared to $24.8 million for the year ended December 31, 2000. This increase is primarily due to the growth of our fleet as well as an additional amortization of approximately $0.7 million in drydocking costs for the year ended December 31, 2001 compared to the year ended December 31, 2000.

Net Interest Expense. Net interest expense decreased by $2.7 million, or 14.3%, to $16.3 million for the year ended December 31, 2001 compared to $19.0 million for the year ended December 31, 2000. This decrease is the result of the lower interest rate environment as well as the refinancing of our previous loans into our existing two credit facilities associated with our variable interest rate debt. Our weighted average debt increased 21.6% to approximately $283.3 million during 2001 compared to approximately $233.0 million during 2000.

Other Expenses. We incurred non-recurring expenses of $3.0 million during the year ended December 31, 2001. Of the $3.0 million in non-recurring expenses, $1.8 million related to the termination of interest rate swap agreements associated with certain prior loans, which were refinanced by our two existing credit facilities and $1.2 million related to the write off of remaining capitalized loan costs associated with existing loans, which were refinanced by our two existing credit facilities. No such expense occurred during the year ended December 31, 2000.

Net Income. Net income was $51.2 million for the year ended December 31, 2001 compared to net income of $30.3 million for the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

Since our formation, our principal source of funds has been equity financings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our tankers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. We expect to rely upon operating cash flows as well as long-term borrowings, and future offerings to implement our growth plan. We believe that our current cash balance as well as operating cash flows and available borrowings under our credit facilities will be sufficient to meet our liquidity needs for the next year.

Our practice has been to acquire tankers using a combination of funds received from equity investors and bank debt secured by mortgages on our tankers, as well as shares of the common stock of our ship owning subsidiaries. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer tankers and the selective sale of older tankers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire tankers on favorable terms.

Cash decreased to $2.7 million as of December 31, 2002 compared to $17.2 million as of December 31, 2001. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital deficit was $33.7 million as of December 31, 2002, compared to a working capital deficit of $39.3 million as of December 31, 2001. The current portion of long-term debt included in our current liabilities was $62.0 million and $73.0 million as of December 31, 2002 and December 31, 2001, respectively.

Adjusted EBITDA, as defined in Footnote 1 to the "Selected Consolidated Financial and Operating Data" table above, decreased by $35.0 million, or 30.9%, to $78.4 million for the year ended December 31, 2002 from $113.4 million for the prior year; this decrease is due to the weaker spot market. On a daily basis, Adjusted EBITDA per tanker decreased by $7,351, or 49.7%, to $7,437 for the year ended December 31, 2002 from $14,788 for the prior year as a result of the lower annual average TCE rates that our tankers generated during those periods. Same Fleet Adjusted EBITDA decreased by $43.4 million, or 49.1%, to $45.0 million for the year ended December 31, 2002 from $88.4 million for the prior year. Same Fleet daily Adjusted EBITDA decreased to $8,813 from $17,301 for those same periods.

Adjusted EBITDA, increased by $33.9 million, or 42.7%, to $113.4 million for the year ended December 31, 2001 from $79.4 million for the prior year; this increase is due to the growth of our fleet for the year ended December 31, 2001 compared to the prior year. On a daily basis, Adjusted EBITDA per tanker decreased by $2,469, or 14.3%, to $14,788 for the year ended December 31, 2001 from $17,257 for the prior year, as a result of the lower annual average TCE rates that our tankers generated during 2001 compared to the prior year. Same Fleet Adjusted EBITDA increased by $4.8 million, or 7.6%, to $67.7 million for the year ended December 31, 2001 from $62.9 million for the prior year. Same Fleet daily Adjusted EBITDA increased to $16,863 from $15,631 for those same periods.

We have three credit facilities. The first ("First") closed on June 15, 2001, the second ("Second") closed on June 27, 2001 and the third ("Third") closed on March 11, 2003. The First and Second loan facilities are comprised of a term loan and a revolving loan and the Third is comprised of a term loan. The terms and conditions of the credit facilities require compliance with certain restrictive covenants based on aggregate values and financial data for the tankers associated with each credit facility. Under the financial covenants of each of the credit facilities, the Company is required to maintain certain ratios such as: tanker market value to loan commitment, EBITDA (as defined in each credit facility) to net interest expense and to maintain minimum levels of working capital. Under the general covenants, subject to certain exceptions, we and our subsidiaries are not permitted to pay dividends.

The First credit facility is a $300 million facility, currently comprised of a $200 million term loan and a $98.8 million revolving loan and is collateralized by 19 tankers. The Second credit facility is a $165 million facility comprised of a $115 million term loan and a $50 million revolving loan and is collateralized by 9 tankers. The Third credit facility is comprised of a $350 million term loan and is collateralized by 19 tankers. All credit facilities have a five-year maturity with the term loans requiring quarterly principal repayments. The principal of each revolving loan is payable upon maturity. The First and Second term loans and the revolving loans bear interest at a rate of 1.5% over LIBOR payable on the outstanding principal amount. We are required to pay an annual fee of 0.625% for the unused portion of each of the revolving loans on a quarterly basis. The Third term loan bears interest at a rate of 1.625% over LIBOR payable on the outstanding principal amount. The subsidiaries that own the tankers that collateralize each credit facility have guaranteed the loans made under the appropriate credit facility, and we have pledged the shares of those subsidiaries. We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows.

On March 20, 2003 we closed a private offering of face amount $250 million in 10% senior notes due 2013. Interest on the senior notes, which are unsecured, accrues at the rate of 10% per annum, and is payable semi-annually. The senior notes, which do not amortize, are due on March 15, 2013. The senior notes are guaranteed by all of our present subsidiaries and our future "restricted" subsidiaries. The senior notes contain incurrence covenants which, among other things, restrict our future ability to incur future indebtedness and liens, to apply the proceeds of asset sales freely, to merge or undergo other changes of control and to pay dividends, and require us to apply a portion of our cash flow during 2003 to the reduction of our debt under our First, Second and Third facilities. We intend to apply the proceeds of the senior notes offering together with proceeds of our Third facility, to the purchase of the Metrostar tankers.

The total outstanding amounts as of December 31, 2002 associated with our First and Second credit facilities as well as their maturity dates are as follows:

Total Outstanding Debt and Maturity Date
(dollars in millions)

	Outstanding Debt	Maturity Date
Total long-term debt		
First credit facility		
First term	$129,411	June 2006
First revolver	54,100	June 2006
Second credit facility		
Second term	74,500	June 2006
Second revolver	22,000	June 2006

Our scheduled principal payments for each of the term loans under our First and Second credit facilities (which does not include the outstanding balance as of December 31, 2002 of $76.1 million drawn from our two revolving credit facilities that is payable upon maturity), our Third credit facility as well as the coupon payment associated with our Notes are as follows:

Principal and Coupon Payments
(dollars in millions)

Period	First Credit Facility	Second Credit Facility	Third Credit Facility	Coupon	Total Principal and Coupon Repayments
2003	$40.5	$21.5		$12.5	$ 74.5
2004	35.6	16.0	$12.5	25.0	89.1
2005	35.6	16.0	50.0	25.0	126.6
2006	17.8	21.0	50.0	25.0	113.8
2007	0.0	0.0	59.4	25.0	84.4

2003 Total Principal and Coupon Payments
(dollars in millions)

	Q1	Q2	Q3	Q4
Principal repayments	$18.1	$18.1	$12.9	$12.9
Coupon payments	—	—	12.5	—
	$18.1	$18.1	$25.4	$12.9

The sale of the STAVANGER PRINCE during November 2002 resulted in net cash proceeds of $2.3 million of which we were required to use $1.7 million to repay long-term debt of our first credit facility associated with the tanker pursuant to our loan agreements. The sale also reduced the amount that we can draw under our revolving credit facility by $1.2 million. Upon the sale of the KENTUCKY and WEST VIRGINIA, the company will be required to repay approximately 2.9% of the outstanding balance of the first credit facility, or approximately $3.8 million as of December 31, 2002, as well as reduce the amount that we can draw under our revolving credit facility by approximately $2.9 million.

In addition to tanker acquisition, other major capital expenditures include funding our maintenance program of regularly scheduled in-water survey or drydocking necessary to preserve the quality of our tankers as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that tankers which are younger than 15 years are required to undergo in-water surveys 2.5 years after a drydock and that tankers are to be drydocked every five years, while tankers 15 years or older are to be drydocked every 2.5 years in which case the additional drydocks take the place of these in-water surveys. The table below indicates the estimated in-water survey and drydocking costs through 2007 for our 26-tanker fleet, which excludes the KENTUCKY and WEST VIRGINIA which we are not anticipating to drydock.

Survey and Drydock Expenditures
(dollars in millions)

	Expensed	Capitalized			
Period	In-Water Survey Costs	In-Water Survey Costs	Drydock Costs	Total Capitalized Costs	Total Survey and Drydock Expenditures
2003	$0.7	$1.6	$ 1.1	$ 2.7	$ 3.4
2004	0.3	—	3.1	3.1	3.4
2005	0.3	2.7	7.9	10.6	10.9
2006	—	—	7.2	7.2	7.2
2007	—	—	17.0	17.0	17.0

During the year ended December 31, 2002 we had 432 off hire days associated with 12 drydockings. The table below indicates on a quarterly basis the number of off hire days and number of drydockings that commenced during 2002.

	Number of Tankers Commencing		Number of Off Hire Days Associated With	
Period	In-Water Surveys	Drydockings	In-Water Surveys	Drydockings
First Quarter 2002	—	3	—	58
Second Quarter 2002	—	7	—	212
Third Quarter 2002	—	1	—	106
Fourth Quarter 2002	—	1	—	56
Full Year 2002	—	12	—	432

Each in-water survey is estimated to require approximately 7 days and each drydocking is estimated to require approximately 35 days. In addition to the incurrence of costs described above, an in-water survey or drydocking results in off hire time for a tanker, during which the tanker is unable to generate revenue. Off hire time includes the actual time the tanker is in the shipyard as well as ballast time to the shipyard from the port of last discharge. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing. The table below indicates the estimated in-water survey and drydocking schedule through 2007 for our 26-tanker fleet, which excludes the KENTUCKY and WEST VIRGINIA which we are not anticipating to drydock.

26-Tanker Fleet

	In-Water	Drydock	Total Days
Full Year 2003			
Aframax	56	35	91
Suezmax	14	—	14
Full Year 2004			
Aframax	—	70	70
Suezmax	14	35	49
Full Year 2005			
Aframax	56	210	266
Suezmax	—	70	70
Full Year 2006			
Aframax	—	175	175
Suezmax	—	70	70
Full Year 2007			
Aframax	—	455	455
Suezmax	—	70	70

The chart below indicates on a quarterly basis the estimated number of tankers commencing in-water surveys or drydocking and the approximate number of associated off hire days during 2003 for our 26-tanker fleet.

	Number of Tankers Commencing		Number of Off Hire Days Associated With	
Period	In-Water Surveys	Drydockings	In-Water Surveys	Drydockings
First Quarter 2003	1	—	7	—
Second Quarter 2003	1	—	7	—
Third Quarter 2003	6	—	42	—
Fourth Quarter 2003	2	1	14	35
Full Year 2003	10	1	70	35

Net cash provided by operating activities decreased 47.7% to $43.6 million for the year ended December 31, 2002, compared to $83.4 million for the prior year. This decrease is primarily attributable to a net loss of $9.7 million and depreciation and amortization of $60.4 million for the year ended December 31, 2002 compared to net income of $51.2 million and depreciation and amortization of $42.8 million for the prior year.

Net cash provided by investing activities was $2.0 million for the year ended December 31, 2002 compared to net cash used by investing activities of $261.8 million for the prior year. During the year ended December 31, 2001, we expended $256.1 million for the purchase of 10 tankers, and $5.4 million for the purchase of United Overseas Tankers.

Net cash used by financing activities was $60.2 million for the year ended December 31, 2002 compared to net cash provided by financing activities of $172.0 million for the prior year. The change in cash used by financing activities relates to the following:

- Net proceeds used from borrowing under long-term debt was $15.0 million which was drawn from our revolving credit facility for the year ended December 31, 2002 compared to $386.1 million which was associated with our new credit facilities in connection with the refinancing of our prior loans for the prior year.
- Principal repayments of long-term debt was $74.6 million for the year ended December 31, 2002 associated with the payment of debt associated with the STAVANGER PRINCE as well as the principal repayment schedule of the term loans of our First and Second credit facilities compared to $334.1 million for the prior year associated with the refinancing of our prior loans, the repayment of loans associated with five tankers which we acquired, and the scheduled principal repayments of our current first and second credit facilities.
- Proceeds from the issuance of common stock from our initial public offering were $126.3 million during the year ended December 31, 2001. We had no such proceeds during 2002.

Net cash provided by operating activities increased 74.9% to $83.4 million for the year ended December 31, 2001, compared to $47.7 million for the prior year. This increase is primarily attributable to our increase in net income. We had net income of $51.2 million and depreciation and amortization of $42.8 million for the year ended December 31, 2001 compared to net income of $30.3 million and depreciation and amortization of $24.8 million for the prior year.

Net cash used in investing activities increased 205% to $261.8 million for the year ended December 31, 2001 compared to $85.9 million for the prior year. This increase is primarily due to the use of cash for the purchase of ten tankers during the year ended December 31, 2001 compared to the purchase of three tankers during the prior year.

Net cash provided by financing activities increased 214% to $172.0 million for the year ended December 31, 2001 compared to $54.8 million provided by financing activities for the prior year. The increase in cash provided by financing activity relates to the following:

- Net proceeds from borrowings under long-term debt were $386.1 million for the year ended December 31, 2001, compared to $70.5 million during the prior year.
- Principal repayments of long-term debt were $334.1 million for the year ended December 31, 2001 compared to $30.7 million for the prior year. This change is the result of refinancing our prior loans as well as the repayment of loans associated with five tankers, which we acquired.
- Proceeds from the issuance of common stock in our initial public offering were $126.3 million during the year ended December 31, 2001, compared to capital contributions from a shareholder of $15.5 million during the prior year.

In June 2002, we agreed with several participants in our plan of recapitalization (see Note 1 to our consolidated financial statements) to adjust the number of shares to which they would be entitled under the plan. In connection with this adjustment we reduced the number of shares of common stock allocated to these participants by 35,230 shares (which we retired and cancelled), and the participants retained approximately $634,000 of charter hire that they had received. The plan has been completely effectuated and we do not believe there will be any other adjustments to it.

Our operation of ocean-going tankers carries an inherent risk of catastrophic marine disasters and property losses caused by adverse severe weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to business interruptions due to political circumstances, hostilities among nations, labor strikes and boycotts. Our current insurance coverage includes (1) protection and indemnity insurance coverage for tort liability, which is provided by mutual protection and indemnity associations, (2) hull and machinery insurance for actual or constructive loss from collision, fire, grounding and engine breakdown, (3) war risk insurance for confiscation, seizure, capture, vandalism, sabotage and other war-related risks and (4) loss of hire insurance for loss of revenue for up to 90 days resulting from tanker off hire for all of our tankers. In light of overall economic conditions as well as recent international events, including the attack on the VLCC LIMBURG in Yemen in October 2002, and the related risks with respect to the operation of ocean-going tankers and transportation of crude oil, we expect that we will be required to pay higher premiums with respect to our insurance coverage in 2003 and will be subject to increased supplemental calls with respect to its protection and indemnity insurance coverage payable to protection and indemnity associations in amounts based on our own claim records as well as the claim records of the other members of those associations related to prior years of operations. We believe that the increase in insurance premiums and supplemental calls is industry wide and do not foresee that it will have a material adverse impact on our tanker operations or overall financial performance. To the extent such costs cannot be passed along to our customers, such costs will reduce our operating income.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies. We believe that there has been no change in or additions to our critical accounting policies since December 2001.

Allowance for Doubtful Accounts. We do not provide any reserve for doubtful accounts associated with our voyage revenues because we believe that our customers are of high creditworthiness and there are no serious issues concerning collectibility. We have had an excellent collection record during the past three years ended December 31, 2002. To the extent that some voyage revenues become uncollectable, the amounts of these revenues would be expensed at that time. We provide a reserve for our demurrage revenues based upon our historical record of collecting these amounts. As of December 31, 2002, we provided a reserve of 10% for these claims, which we believe is adequate in light of our collection history. We periodically review the adequacy of this reserve so that it properly reflects our collection history. To the extent that our collection experience warrants a greater reserve we will incur an expense as to increase of this amount in that period.

Depreciation and Amortization. We record the value of our tankers at their cost (which includes acquisition costs directly attributable to the tanker and expenditures made to prepare the tanker for its initial voyage) less accumulated depreciation. We depreciate our tankers on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other ship owners. Depreciation is based on cost less the estimated residual scrap value. We estimate residual scrap value as the lightweight tonnage of each tanker multiplied by $125 scrap value per ton, which we believe approximates the historical average price of scrap steel. An increase in the useful life of the tanker would have the effect of decreasing the annual depreciation charge and extending it into later periods. An increase in the residual value would decrease the amount of the annual depreciation charge. A decrease in the useful life of the tanker would have the effect of increasing the annual depreciation charge. A decrease in the residual value would increase the amount of the annual depreciation charge.

Replacements, Renewals and Betterments. We capitalize and depreciate the costs of significant replacements, renewals and betterments to our tankers over the shorter of the tanker's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on our judgment as to expenditures that extend a tanker's useful life or increase the operational efficiency of a tanker. We believe that these criteria are consistent with GAAP and that our policy of capitalization reflects the economics and market values of our tankers. Costs that are not depreciated are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred. If the amount of the expenditures we capitalize for replacements, renewals and betterments to our tankers were reduced, we would recognize the amount of the difference as an expense.

Deferred Drydock Costs. Our tankers are required to be drydocked for major repairs and maintenance that cannot be performed while the tankers are operating approximately every 30 to 60 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight-line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard; cost of fuel consumed between the tanker's last discharge port prior to the drydock and the time the tanker leaves the drydock yard; cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock; cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflect the economics and market values of the tankers.

Impairment of Long-Lived Assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, tanker sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each tanker and compare it to the tanker carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual tanker basis.

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK

INTEREST RATE RISK

We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At December 31, 2002, we had $280.0 million of floating rate debt with a margin over LIBOR of 1.5% compared to $339.6 million for the prior year. We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. As of December 31, 2002 and December 31, 2001, we were party to interest rate swap agreements having aggregate notional amounts of $102.8 million and $139.3 million, respectively, which effectively fixed LIBOR on a like amount of principal at rates ranging from 3.985% to 4.75%. If we terminate these swap agreements prior to their maturity, we may be required to pay or receive an amount upon termination based on the prevailing interest rate, time to maturity and outstanding notional principal amount at the time of termination. As of December 31, 2002 the fair value of these swaps was a net liability to us of $4.5 million. A one percent increase in LIBOR would increase interest expense on the portion of our $177.2 million outstanding floating rate indebtedness that is not hedged by approximately $1.8 million per year from December 31, 2002.

FOREIGN EXCHANGE RATE RISK

The international tanker industry's functional currency is the U.S. dollar. As virtually all of our revenues and most of our operating costs are in U.S. dollars, we believe that our exposure to foreign exchange rate risk is insignificant.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

(dollars in thousands, except per share data)	2002	2001
ASSETS		
Current Assets:		
Cash	$ 2,681	$ 17,186
Due from charterers	25,008	18,958
Vessels held for sale	4,000	—
Prepaid expenses and other current assets	12,152	9,683
Total current assets	43,841	45,827
Noncurrent Assets:		
Vessels, net of accumulated depreciation of $145,411 and $98,947, respectively	711,344	784,596
Other fixed assets, net	870	1,022
Deferred drydock costs	15,555	6,349
Deferred financing costs	4,563	5,934
Due from charterers	351	756
Derivative asset for cash flow hedge	—	231
Goodwill	5,753	5,806
Total noncurrent assets	738,436	804,694
TOTAL ASSETS	$782,277	$850,521
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 15,157	$ 10,550
Accrued interest	359	420
Current portion of long-term debt	62,003	73,000
Total current liabilities	77,519	83,970
Noncurrent Liabilities:		
Deferred voyage revenue	744	2,923
Long-term debt	218,008	266,600
Derivative liability for cash flow hedge	4,370	1,338
Total noncurrent liabilities	223,122	270,861
Total liabilities	300,641	354,831
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, $0.01 par value per share; authorized 75,000,000; issued and outstanding 36,964,770 and 37,000,000 shares at December 31, 2002 and December 31, 2001, respectively	370	370
Paid-in capital	418,788	416,095
Restricted stock	(3,742)	—
Retained earnings	70,590	80,332
Accumulated other comprehensive loss	(4,370)	(1,107)
Total shareholders' equity	481,636	495,690
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$782,277	$850,521

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002, 2001 and 2000

(dollars in thousands, except per share data)	2002	2001	2000
VOYAGE REVENUES:			
Voyage revenues	$226,357	$217,128	$132,012
OPERATING EXPENSES:			
Voyage expenses	80,790	52,099	23,996
Direct vessel expenses	55,241	42,140	23,857
General and administrative	12,026	9,550	4,792
Depreciation and amortization	60,431	42,820	24,808
Other operating expenses	—	—	5,272
Write-down of vessels	13,100	—	—
Total operating expenses	221,588	146,609	82,725
OPERATING INCOME	4,769	70,519	49,287
OTHER EXPENSE:			
Interest income	236	1,436	895
Interest expense	(14,747)	(17,728)	(19,900)
Other expense	—	(3,006)	—
Net other expense	(14,511)	(19,298)	(19,005)
Net (loss) income	$ (9,742)	$ 51,221	$ 30,282
Basic and diluted earnings per common share:			
Net (loss) income	$ (0.26)	$ 1.70	$ 1.60
Weighted average shares outstanding—basic	36,980,600	30,144,709	18,877,822
Weighted average shares outstanding—diluted	36,989,827	30,144,709	18,877,822

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2002, 2001 and 2000

(dollars in thousands, except per share data)	Common Stock	Paid-In Capital	Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Income (Loss)	Total
Balance as of January 1, 2000	$158	$126,891		$(1,171)	$ —		$125,878
Issuance of common stock	49	15,451					15,500
Contributed to equity	8	15,242					15,250
Comprehensive income:							
Net income				30,282	—	$ 30,282	30,282
Balance as of December 31, 2000	215	157,584		29,111			186,910
Net income				51,221		$ 51,221	51,221
Cumulative effect of change in accounting principle					(662)	(662)	(662)
Unrealized derivative losses on cash flow hedge					(445)	(445)	(445)
Comprehensive income						$ 50,114	
Sale of common stock	80	126,201					126,281
Common stock issued to acquire assets	75	132,310					132,385
Balance as of December 31, 2001	370	416,095		80,332	(1,107)		495,690
Net income				(9,742)		$ (9,742)	(9,742)
Unrealized derivative losses on cash flow hedge					(3,263)	(3,263)	(3,263)
Comprehensive loss						$(13,005)	
Issuance of restricted stock		3,794	$(3,794)				—
Restricted stock amortization			52				52
Purchase price adjustment		(634)					(634)
Common stock issuance costs		(467)					(467)
Balance as of December 31, 2002	$370	$418,788	$(3,742)	$70,590	$(4,370)		$481,636

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001 and 2000

(dollars in thousands)	2002	2001	2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net (loss) income	$ (9,742)	$ 51,221	$ 30,282
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Write-down of vessels	13,100	—	—
Depreciation and amortization	60,431	42,820	24,808
Other expense	—	1,184	—
Restricted stock compensation expense	52	—	—
Non-cash interest expense contributed to capital	—	—	250
Changes in assets and liabilities:			
Increase in due from charterers	(5,645)	(6,706)	(4,922)
Decrease (increase) in prepaid expenses and other assets	(3,433)	(3,383)	(1,661)
Increase in accounts payable and accrued expenses	4,660	1,910	1,643
Increase in accrued interest	(61)	(1,809)	(909)
(Decrease) increase in deferred voyage revenue	(2,179)	1,526	1,397
Deferred drydock costs incurred	(13,546)	(3,321)	(3,168)
Net cash provided by operating activities	43,637	83,442	47,720
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES:			
Purchase of vessels	—	(256,135)	(85,500)
Purchase of other fixed assets	(217)	(276)	(210)
Additions to vessels	—	—	(155)
Proceeds from sale of vessel	2,251	—	—
Acquisition of business net of cash received	—	(5,392)	—
Net cash provided (used) by investing activities	2,034	(261,803)	(85,865)
CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES:			
Decrease in restricted cash	—	149	1,239
Long-term debt borrowings	15,000	386,100	70,458
Principal payments on long-term debt	(74,589)	(334,149)	(30,673)
Increase in deferred financing costs	(121)	(6,357)	(1,040)
Proceeds from issuance of common stock	—	126,281	15,500
Change in loan with shareholder	—	—	(658)
Common stock issuance costs	(467)	—	—
Net cash (used) provided by financing activities	(60,177)	172,024	54,826
Net (decrease) increase in cash	(14,506)	(6,337)	16,681
Cash, beginning of the year	17,186	23,523	6,842
Cash, end of period	$ 2,680	$ 17,186	$ 23,523
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest	$ 14,808	$ 19,437	$ 20,571
Supplemental schedule of non-cash financing activities:			
Note and interest payable to shareholder contributed to equity	$ —	$ —	$ 15,250

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. General Maritime Corporation (the "Company") is a provider of international transportation services of seaborne crude oil. The Company's fleet is comprised of both Aframax and Suezmax tankers. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil.

The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts between two to ten weeks, the operator of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner.

A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer.

Recapitalization Plan. The Company's recapitalization was completed as to 14 vessels on June 12, 2001 and is described below. These 14 vessels were owned directly or indirectly by various limited partnerships. The managing general partners of the limited partnerships were various companies wholly owned by Peter C. Georgiopoulos, Chairman and Chief Executive Officer of the Company. The commercial operations for all of these vessels were conducted by the old General Maritime Corporation, a Subchapter S Corporation also wholly owned by Mr. Georgiopoulos.

As part of the Company's recapitalization, Mr. Georgiopoulos transferred the equity interests in the old General Maritime Corporation to the Company along with the general partnership interests in the vessel owning limited partnerships in exchange for equity interests in the Company.

In addition, each vessel owner entered into an agreement with the Company with respect to the recapitalization. Pursuant to these agreements, the vessel owners delivered the entire equity interest in each vessel to the Company. In exchange, the Company issued to each vessel owner shares of common stock of the Company.

Accordingly, the financial statements have been prepared as if the recapitalization had occurred at February 1, 1997, representing the commencement of operations of the old General Maritime Corporation. It is accounted for in a manner similar to a pooling of interests as all of the equity interests delivered in the recapitalization are under common control. The financial information included herein does not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company as if the Company operated as a legal consolidated entity for the years presented.

For the purposes of determining the number of shares outstanding with respect to the accompanying financial statements, the Company used the initial public offering price of $18.00 per share. Under the terms of the Recapitalization Plan there were certain provisions, which required a post-closing reallocation of issued shares between the respective limited partners. This post-closing reallocation did not result in a material change to the outstanding shares in any of the years presented.

Basis of Presentation. The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the significant accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States of America, is presented below.

Certain reclassifications have been made to prior years to conform to 2002 presentation.

Business Geographics. Non-U.S. operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil products by geographical area.

Segment Reporting. The Company reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of ship employment for its customers or type of charter. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Revenue and Expense Recognition. Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Voyage Charters. Voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2002 and 2001, the Company has a reserve of approximately $513 and $300, respectively, against its due from charterers balance associated with demurrage revenues.

Time Charters. Revenue from time charters are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. Direct vessel expenses are recognized when incurred.

Other Operating Expenses. Other operating expenses is comprised entirely of time charterer termination costs. During 2000, the Company incurred costs of approximately $5,272 to terminate three time charter agreements which is included on the statement of operations as a component of operating income. The Company terminated these agreements in order to charter the respective vessels on more profitable terms. No charter agreements were terminated during 2002 and 2001.

Vessels, Net. Vessels, net is stated at cost less accumulated depreciation. Included in vessel cost are acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. Undepreciated cost of the any asset component is written off as a component of direct vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred.

Other Fixed Assets, Net. Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	Useful Lives
Furniture, fixtures and other equipment	10 years
Vessel equipment	5 years
Computer equipment	4 years

Recoverability of Long-Lived Assets. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to the carrying values or the useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected cash flows, appraisals, business plans and overall market conditions. In the event that an impairment occurs, the fair value of the related asset would be determined and the Company would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value primarily through the use of third party valuations performed on an individual vessel basis.

Deferred Drydock Costs, Net. Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydocks as they occur and amortizes these costs on a straight-line basis over the period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the statement of operations. For the years ended December 31, 2002, 2001 and 2000, amortization was $4,340, $2,389 and $1,651, respectively. Accumulated amortization as of December 31, 2002 and 2001 were $6,276 and $4,215, respectively.

Deferred Financing Costs, Net. Deferred finance costs include fees, commissions and legal expenses associated with securing loan facilities. These costs amortized over the life of the related debt, which is included in depreciation and amortization. Amortization was $1,492, $890 and $691 for the years ended December 31, 2002, 2001 and 2000, respectively. Accumulated amortization as of December 31, 2002 and 2001 were $2,099 and $608, respectively.

Income Taxes. The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code, the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce. Therefore, no provision for income taxes is required.

The Company is a Marshall Islands corporation. Pursuant to various tax treaties and pursuant to the U.S. Internal Revenue Code, the Company's shipping operations are not subject to foreign or U.S. income taxes.

Deferred Voyage Revenue. Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income in the appropriate future periods.

Comprehensive Income. The Company follows Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income less charges related to the adoption and implementation of SFAS No. 133.

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share. Basic earnings/(loss) per share are computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the year. Diluted income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Stock-Based Compensation. The Company accounts for stock-based employee compensation arrangements in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is based on the difference, if any, between the fair value of the Company's stock and the exercise price of the option. Options are generally granted at the fair market value at the date of grant.

Fair Value of Financial Instruments. The estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of December 31, 2002 and 2001 due to their short-term maturity or the variable-rate nature of the respective borrowings.

Derivative Financial Instruments. To manage its exposure to fluctuating interest rates, the Company uses interest rate swap agreements. Interest rate differentials to be paid or received under these agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. The fair values of interest rate swap agreements and changes in fair value are recognized in the financial statements as noncurrent assets or liabilities.

Amounts receivable or payable arising at the settlement of interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist.

Interest Rate Risk Management. The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Significant interest rate risk management instruments held by the Company during the year included pay-fixed swaps. Pay-fixed swaps, which expire in June 2006, effectively convert floating rate obligations to fixed rate instruments.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk are trade receivables. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2002.

Recent Accounting Pronouncements. Effective January 1, 2001, the Company adopted Statement of Financial Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and its corresponding amendments under SFAS No. 138. SFAS 133 requires the Company to measure all derivatives, including certain derivatives embedded in other contracts, at fair value and to recognize them in the Consolidated Balance Sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in Other Comprehensive Income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in earnings in the current period. The adoption of SFAS 133 as of January 1, 2001 did not have a material impact on the Company's results of operations or financial position. The Company recognized a charge to OCI of $662 as a result of cumulative effect in accounting change in relation to the adoption of SFAS No. 133. During June 2001, the Company terminated its interest rate swap agreements, which resulted in the reversal of the entire OCI balance. Pursuant to the termination of these interest rate swap agreements, the Company made an aggregate cash payment of approximately $1,822 to counterparties. This amount is included in the statement of operations as a component of other expense. In August and October 2001, the Company entered into interest rate swap agreement (see Note 9). During the years ended December 31, 2002 and 2001, the Company recognized a charge to OCI of $3,263 and $1,107, respectively. The total liability in connection with the Company's cash flow hedges as of December 31, 2002 and 2001 were $4,370 and $1,338, respectively, and is presented separately on the balance sheet as a noncurrent liability. The total asset in connection with the Company's cash flow hedges as of December 31, 2002 and 2001 were $0 and $231, respectively, and is presented separately on the balance sheet as a noncurrent asset.

During July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, this statement further clarifies the criteria for recognition of intangible assets separately from goodwill for all business combinations completed after June 30, 2001, as well as requires additional disclosures for business combinations.

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This Standard eliminates goodwill amortization from the Consolidated Statement of Operations and requires an evaluation of goodwill for impairment (at the reporting unit level) upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. The Company's only reporting unit with goodwill is its technical management business, which is not a reportable segment. Goodwill must be tested for impairment as of the beginning of the fiscal year in which SFAS No. 142 is adopted. The Company has completed its testing of goodwill and has determined that there is no impairment.

The Company's measurement of fair value was based on an evaluation of future discounted cash flows. This evaluation utilized the best information available in the circumstances, including reasonable and supportable assumptions and projections. Collectively, this evaluation was management's best estimate of projected future cash flows. The Company's discounted cash flow evaluation used discount rates that correspond to the Company's weighted average cost of capital. If actual results differ from these assumptions and estimates underlying this goodwill impairment evaluation, the ultimate amount of the goodwill impairment could be adversely affected.

Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141, "Business Combinations," also became effective. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Intangible assets that meet certain criteria will qualify for recording on the balance sheet and will continue to be amortized in the income statement. Such intangible assets will be subject to a periodic impairment test based on estimated fair value. The Company determined that the transition provisions had no impact on its results of operations or financial position.

Prior to the Company's adoption of SFAS No. 142, goodwill was amortized over its estimated useful life, and was tested periodically to determine if it was recoverable from operating earnings on an undiscounted basis over its useful lives and to evaluate the related amortization periods. If it was probable that undiscounted projected operating income (before amortization of goodwill and other acquired intangible assets) was not sufficient to recover the carrying value of the asset, the carrying value was written down through results of operations and, if necessary, the amortization period was adjusted.

The following table reflects consolidated results adjusted as though the adoption of SFAS Nos. 141 and 142 occurred as of the beginning of the years ended December 31, 2002 and 2001:

	Year Ended December 31,		
	2002	2001	2000
Net (loss) income			
As reported	$(9,742)	$51,221	$30,282
Goodwill amortization	—	201	—
As adjusted	$(9,742)	$51,422	$30,282
Basic and diluted earnings per share			
As reported	$ (0.26)	$ 1.70	$ 1.60
Goodwill amortization	—	—	—
As adjusted	$ (0.26)	$ 1.70	$ 1.60

The following table reflects the components of goodwill as of December 31, 2002:

	Gross Carrying Amount	Accumulated Amortization
Amortized goodwill		
United Overseas Tankers	$5,954	$201

Prior to the adoption of SFAS No. 142, amortization expense for each of the five succeeding fiscal years would have been $397.

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in September 2001. This statement addresses financial accounting and reporting for the obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after September 15, 2002. The adoption of this standard did not have a material effect on the Company's financial position and results of operations.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001. SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 requires that held for use long-lived assets whose carrying amount is not recoverable from its undiscounted cash flows be measured at the lower of carrying amount or fair value. Held for sale long-lived assets shall be measured at the lower of their carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and are to be applied prospectively. The adoption of this standard did not have a material effect on the Company's financial position and results of operations.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." In addition to rescinding FASB Statements No. 4, 44 and 64, this Statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of this standard did not have a material effect on the Company's financial position and results of operations. Due to the adoption of SFAS No. 145, the extraordinary expense recorded during 2001 was reclassified to a component of other expenses.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 nullifies Emerging Issues Task Force Issue No 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" (including certain costs incurred in a restructuring). SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating the impact of adopting SFAS No. 146.

2. ACQUISITIONS

As part of the Company's recapitalization, the Company acquired United Overseas Tankers, Ltd. ("UOT"), a Greek company providing technical management services exclusively to the Company, for $5,979. The Company recorded goodwill of $5,954 which reflected the excess of purchase price over fair value of net assets acquired. The composition of the fair value of net assets acquired are as follows:

Cash	$ 37
Other current assets	3
Fixed assets	50
Fair value of assets acquired	90
Less: Liabilities assumed	(65)
Fair value of net assets acquired	25
Cash paid	5,429
Due to sellers	550
Total paid	5,979
Goodwill	$5,954

Goodwill is being amortized over a 15 year period. For the year ended December 31, 2001, amortization was $201. Effective January 1, 2002, amortization of goodwill is no longer permitted. The acquisition was accounted for as a purchase and results of operations have been included in the consolidated financial statements from the date of acquisition. Pro forma net assets and results of operations of this acquisition had the acquisition occurred at the beginning of 2001 were not material and accordingly, have not been provided. Results of UOT's operations for the period from January 1, 2001 through June 12, 2001 were not significant to the Company's operations for the year ended December 31, 2001.

Prior to the acquisition, the Company paid management fees to UOT of $547 and $388 for the years ended December 31, 2001 and 2000, respectively.

On June 15, 2001, in accordance with the Company's recapitalization, the Company purchased five vessels for an aggregate purchase price of approximately $145,050 and also purchased certain other assets. Consideration in this transaction consisted of approximately 5,675,000 shares of common stock at an initial public offering price of $18.00 per share, subject to post-closing adjustment, and the assumption of indebtedness. On June 14, 2002, an adjustment was made to the purchase price of some of the vessels which we acquired for shares at the time of the Company's initial public offering whereby the Company received 35,230 shares of common stock valued at $18.00 per share as settlement of $634 owed to the Company by the sellers as of June 15, 2001. These shares have been retired and are shown on the Company's statement of shareholders' equity as a reduction of paid-in capital.

From June 27, 2001 through August 24, 2001, the Company acquired ten vessels for an aggregate purchase price of approximately $283,636. Included in this purchase price are 1,680,000 shares of common stock at an initial public offering price of $18.00 per share, subject to post-closing adjustment, valued at $30,243.

3. EARNINGS (LOSS) PER COMMON SHARE

The computation of basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings (loss) per share assumes the exercise of all stock options (see Note 15) using the treasury stock method and the granting of unvested restricted stock awards (see Note 16), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share is as follows:

	2002	2001	2000
Basic earnings per share:			
Weighted average common shares outstanding	36,980,600	30,144,709	18,877,822
Diluted earnings per share:			
Weighted average common shares outstanding	36,980,600	30,144,709	18,877,822
Stock options	1,585	—	—
Restricted stock awards	7,642	—	—
	36,989,827	30,144,709	18,877,822

4. WRITE-DOWN OF VESSELS

During September 2002, the Company decided to retire a 1979-built single-hull Aframax tanker through its sale for scrap. This decision was based on management's assessment of estimated charter rates for the vessel and the estimated daily operating costs as well as the cost of this vessel's next drydocking which is scheduled for April 2003. The vessel was sold in November 2002. An expense of $4,254 has been recognized during the year ended December 31, 2002, which was the amount by which the vessel's carrying value exceeded the net proceeds received upon disposal.

During December 2002, the Company decided to sell a 1980-built and 1981-built single-hull Aframax tankers. This decision was based on management's assessment of the projected cost associated with the vessels' next drydockings which were scheduled to occur during 2003 and the estimated operating revenues for the vessels over their remaining operating lives. The expense of $8,846 has been recognized during the year ended December 31, 2002 that is the difference between the vessels' book values and the proceeds from their anticipated sale. These vessels have been written down to their estimated net selling price of $2,000 per vessel, and have been reclassified on the balance sheet from vessels to vessels held for sale.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	
	2002	2001
Bunkers and lubricants inventory	$ 9,246	$5,351
Other	2,906	4,332
Total	$12,152	$9,683

6. OTHER FIXED ASSETS

Other fixed assets consist of the following:

	December 31,	
	2002	2001
Other fixed assets:		
Furniture, fixtures and equipment	$ 421	$ 369
Vessel equipment	1,229	1,142
Computer equipment	196	155
Total cost	1,846	1,666
Less: Accumulated depreciation	976	644
Total	$ 870	$1,022

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31,	
	2002	2001
Accounts payable	$ 9,651	$ 4,062
Accrued expenses	5,506	6,488
Total	$15,157	$10,550

8. NOTE PAYABLE TO SHAREHOLDER

In connection with the purchase of a vessel during the third quarter of 1999, one of the Company's subsidiaries entered into a loan agreement with a shareholder. The loan was evidenced by a note bearing interest at 10% and was due on March 31, 2000. Interest expense under this loan was $617 and $458 for the years ended December 31, 2000 and 1999, respectively. The loan was secured by a pledge of a vessel, which had a net book value of $17,888 at December 31, 1999. Subsequent to December 31, 1999, one of the Company's subsidiaries negotiated a new loan facility with a bank for the purchase of additional vessels. In connection with obtaining this financing, the shareholder contributed to capital the note payable of $15,000 and accrued interest of $250, which was incurred during the year ended December 31, 2000.

9. LONG-TERM DEBT

	December 31,	
	2002	2001
First Credit Facility		
Term Loan	$129,411	$177,000
Revolving Credit Facility	54,100	11,100
Second Credit Facility		
Term Loan	74,500	101,500
Revolving Credit Facility	22,000	50,000
Total	$280,011	$339,600
Less: Current portion of long-term debt	62,003	73,000
Long-term debt	$218,008	$266,600

At the time of the Company's recapitalization on June 12, 2001, the Company's subsidiaries were party to 12 loan facilities, which consisted of senior and junior facilities, with aggregate outstanding principal balances of approximately $217,850. Interest rates under these loan facilities were adjusted quarterly and ranged from 1.125% to 3.0% above the London Interbank Offered Rate ("LIBOR"). Interest rates during the year ended December 31, 2001 ranged from 5.2% to 8.4% and 7.0% to 10.0% under the senior and junior loan facilities, respectively.

The Company had entered into interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. The Company had outstanding ten interest rate swap agreements with foreign banks at January 1, 2001. These agreements effectively fixed the Company's interest rate exposure on its senior and junior loan facilities, which are based on LIBOR to fixed rates ranging from 6.2% to 7.0%. The differential to be paid or received was recognized as an adjustment to interest expense as incurred.

On June 15, 2001, all 12 loan facilities were fully repaid, $70,100 from the proceeds of the Company's Initial Public Offering and the remainder with borrowings made under a new credit facility (the "First Credit Facility"). The Company wrote off the unamortized deferred loan costs aggregating $1,184 associated with those facilities as a component of other expenses. In June 2001, the Company terminated all of its interest rate swap agreements by paying the counterparties an aggregate amount of $1,822. This termination has been recorded in the statement of operations as a component of other expenses.

In June 2001, the Company entered into two new credit facilities. The First Credit Facility is comprised of a $200,000 term loan and a $100,000 revolving loan. The First Credit Facility matures on June 15, 2006. The term loan is repayable in quarterly installments. The principal of the revolving loan is payable at maturity. The First Credit Facility bears interest at LIBOR plus 1.5%. The Company must pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. At the time of sale of the Aframax tanker in November 2002 (see Note 4), the revolving loan facility was reduced to $98,787. As of December 31, 2002, the Company had $129,411 outstanding on the term loan and $54,100 outstanding on the revolving loan. The Company's obligations under the First Credit Facility are secured by 19 vessels, with an aggregate carrying value of $464,337 at December 31, 2002.

On June 27, 2001, the Company entered into an additional credit facility (the "Second Credit Facility") consisting of a $115,000 term loan and a $50,000 revolving loan. The Second Credit Facility maturity date is June 27, 2006. The term loan is repayable in quarterly installments. The principal of the revolving loan is payable at maturity. The Second Credit Facility bears interest at LIBOR plus 1.5%. The Company must pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. As of December 31, 2002, the Company had $74,500 outstanding on the term loan and $22,000 outstanding on the revolving loan. The Company's obligations under the Second Credit facility agreements are secured by nine vessels with a carrying value of $250,996 at December 31, 2002.

Interest rates during the year ended December 31, 2002 ranged from 2.94% to 3.56% on the First and Second Credit Facilities.

In August 2001, the Company entered into an interest rate swap agreement with a foreign bank to manage interest costs and the risk associated with changing interest rates. This swap had a notional principal amount of $65,500 and fixed the interest rate exposure on 50% of its First Credit Facility to a fixed rate of 6.25%. The differential to be paid or received is recognized as an adjustment to interest expense as incurred from the interest rate swap's effective date of September 15, 2001. The swap agreement terminates on June 15, 2006. In October 2001, the Company entered into a second interest rate swap agreement with a foreign bank with a notional principal amount of $37,250 which fixed the interest rate exposure on 50% of its Second Credit Facility to a fixed rate of 5.485%. The changes in the notional principal amounts of the swaps of December 31, 2002 and 2001 are as follows:

	December 31,	
	2002	2001
Notional principal amount, beginning of year	$139,250	$ 85,450
Amortization of swaps	(36,500)	(17,575)
Termination	—	(77,000)
Addition	—	148,375
Notional principal amount, end of the year	$102,750	$139,250

The Company would have paid approximately $4,370 and $1,107 to settle all outstanding swap agreements based upon their aggregate fair values as of December 31, 2002 and 2001, respectively. This fair value is based upon estimates received from financial institutions.

Interest (expense) income pertaining to interest rate swaps for the years ended December 31, 2002, 2001 and 2000 was $(3,223), $(943) and $141, respectively.

Interest expense under all of the Company's credit facilities was $14,748, $17,728 and $19,414 for the years ended December 31, 2002, 2001 and 2000, respectively.

The terms and conditions of the First and Second Credit Facilities require compliance with certain restrictive covenants, which the Company feels are consistent with loan facilities incurred by other shipping companies. Under the credit facilities, the Company is required to maintain certain ratios such as: vessel market value to loan outstanding, EBITDA to net interest expense and to maintain minimum levels of working capital. The loan facility agreements also contain, among other things, prohibitions against additional borrowing, guarantees, and payments of dividends. As of December 31, 2002, the Company was in compliance with its covenants.

Based on borrowings as of December 31, aggregate maturities without any mandatory prepayments under the First Credit Facility and Second Credit Facility are the following:

	First Credit Facility		Second Credit Facility		
	Term Loan	Revolving Credit Facility	Term Loan	Revolving Credit Facility	Total
Year Ending December 31:					
2003	$ 40,503	$ —	$21,500	$ —	$ 62,003
2004	35,563	—	16,000	—	51,563
2005	35,563	—	16,000	—	51,563
2006	17,782	54,100	21,000	22,000	114,882
Total	$129,411	$54,100	$74,500	$22,000	$280,011

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 2,681	$ 2,681	$ 17,186	$ 17,186
Floating rate debt	280,011	280,011	339,600	339,600
Cash flow hedges—net liability position	4,370	4,370	1,107	1,107

The fair value of long-term debt is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans. The fair value of interest rate swaps (used for purposes other than trading) is the estimated amount the Company would pay to terminate swap agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the swap counterparties.

11. REVENUE FROM TIME CHARTERS

Total revenue earned on time charters for the years ended December 31, 2002, 2001 and 2000 was $28,293, $47,520 and $41,512, respectively. Future minimum time charter revenue, based on vessels committed to non-cancelable time charter contracts excluding time charters that are subject to a market rate adjustment with no minimum daily rate as of December 31, 2002 will be $13,262 during 2003 and $960 during 2004.

12. SIGNIFICANT CUSTOMERS

For the year ended December 31, 2002, the Company did not earn 10% or more of its voyage revenues from any single customer. For the year ended December 31, 2001, the Company earned $27,389 from one customer which represented 12.6% of voyage revenues. For the year ended December 31, 2000, the Company earned approximately $19,376 and $14,902 from two customers which represented 14.7% and 11.3% of voyage revenues, respectively.

13. RELATED PARTY TRANSACTIONS

The following are related party transactions not disclosed elsewhere in these financial statements:

The Company rents office space as its principal executive offices in a building currently leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, the Chairman and Chief Executive Officer of the Company. There is no lease agreement between the Company and GenMar Realty LLC. The Company currently pays an occupancy fee on a month to month basis in the amount of $55. For the period from April 1, 2000 to December 31, 2000, the Company expensed $495 for occupancy fees. For the years ended December 31, 2002 and 2001, the Company's occupancy fees were $660 in each year.

Included in prepaid expenses and other current assets are net advances to Mr. Georgiopoulos, which amounted to $486 at December 31, 2002 and December 2001.

During 2002, 2001 and 2000, the Company paid approximately $181, $10 and $104 to Poles, Tublin, Patestides & Stratakis LLP, a law firm with which the father of Mr. Georgiopoulos is affiliated. Included in accounts payable and accrued expenses as of December 31, 2002 and 2001, are unpaid fees to this law firm of $0 and $181, respectively.

14. SAVINGS PLAN

In November 2001, the Company established a 401(k) Plan (the "Plan") which is available to full-time employees who meet the Plan's eligibility requirements. This Plan is a defined contribution plan, which permits employees to make contributions up to 15 percent of their annual salaries with the Company matching up to the first three percent. The matching contribution vests over a four year period, retroactive to date of hire. During 2002 and 2001, the Company's matching contribution to the Plan was $90 and $26, respectively.

15. STOCK OPTION PLAN

On June 10, 2001, the Company adopted the General Maritime Corporation 2001 Stock Incentive Plan. Under this plan the Company's compensation committee, designated the board of directors or the board of directors, may grant a variety of stock-based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the board of directors) believes are key to the Company's success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares.

The aggregate number of shares of common stock available for award under the 2001 Stock Incentive Plan is 2,900,000 shares. As of June 30, 2001, the Company granted incentive stock options and nonqualified stock options to purchase 860,000 shares of common stock at an exercise price of $18 per share under the provisions of the 2001 Stock Incentive Plan. These options expire in 10 years. Options to purchase 110,000 shares of common stock vested immediately on June 12, 2001, the date of the grant. 25% of the remaining 750,000 options will vest on each of the first four anniversaries of the grant date. All options granted under this plan will vest upon a change of control, as defined. These options will be incentive stock options to the extent allowable under the Internal Revenue Code.

On November 26, 2002, the Company's chief executive officer and chief operating officer surrendered to the Company outstanding options to purchase an aggregate of 590,000 shares of common stock. Also on November 26, 2002, options to purchase 143,500 shares were granted to other employees at an exercise price of $6.06 (the closing price on the date of grant). These options will generally vest in four equal installments on each of the first four anniversaries of the date of grant.

The Company follows the provisions of APB 25 to account for its stock option plan. The fair value of the options were determined on the date of grant using a Black-Scholes option-pricing model. These options were valued based on the following assumptions: an estimated life of five years for options granted during both 2002 and 2001, volatility of 63% and 54% for options granted during 2002 and 2001, respectively, risk free interest rate of 4.0% and 5.5% for options granted during 2002 and 2001, respectively, and no dividend yield for options granted in both 2002 and 2001. The fair value of the 860,000 options to purchase common stock granted on June 12, 2001 is $8.50 per share. The fair value of the options to purchase common stock granted on November 26, 2002 is $3.42 per share.

The following table summarizes stock option activity for the three years ended December 31, 2002:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2001	—	$ —	$ —
Granted	860,000	18.00	8.50
Exercised	—	—	—
Forfeited	—	—	—
Outstanding, December 31, 2001	860,000	$18.00	$8.50
Granted	143,500	$ 6.06	$3.42
Exercised			
Forfeited	(590,000)	$18.00	$8.50
Outstanding, December 31, 2002	413,500	$13.86	$6.74

The following table summarizes certain information about stock options outstanding as of December 31, 2002:

	Options Outstanding December 31, 2002			Options Exercisable December 31, 2002	
Range of Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$ 6.06	143,500	$ 6.06	9.90	—	$ 6.06
$18.00	270,000	$18.00	8.45	114,000	$18.00
	413,500	$13.86	8.95	114,000	$18.00

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods recommended by SFAS No. 123, the Company's net income and net income per share for the years ended December 31, 2002 and 2001, would have been stated at the pro forma amounts indicated below:

	2002	2001
Net (loss) income:		
As reported	$(9,742)	$51,221
Pro forma	$(8,737)	$48,457
Basic and diluted earnings per share (as reported):		
Net (loss) income	$ (0.26)	$ 1.70
Basic and diluted earings per share (pro forma):		
Net (loss) income	$ (0.24)	$ 1.61

16. RESTRICTED STOCK AWARDS

On November 26, 2002, the Company made grants of restricted common stock in the amount of 500,000 shares to its chief executive officer, and 125,000 shares to its president and chief operating officer. The shares will vest, if at all, in seven years from the date of grant (or earlier upon the death, disability, dismissal without cause or resignation for good reason of the recipient or upon a change of control of the Company). The restricted stock grants are expected to result in a non-cash charge to general and administrative expenses of $541,000 per annum (pro rata for the remainder of 2002).

17. LEGAL PROCEEDINGS

The Company or its subsidiaries are party to the following legal proceedings which arose from matters incidental to its business.

The Company time chartered one of its vessels to an affiliate of OMI Corporation in September 1997, for a period of approximately four years. Under the charter, the Company had the right to cancel the balance of the charter at any time after its second anniversary date upon 90 days' written notice with a payment of $1,000 to the charterer, which payment has been made by the Company. On October 2, 2000, the Company gave notice to the charterer that this option was being exercised. Subsequently, it was calculated that redelivery was to take place on February 2, 2001. In January 2001, the charterer indicated that it was not possible to complete a laden voyage by such date. The charterer asserted that the vessel would not have to be redelivered until February 24, 2001, which would permit it time to conduct an additional voyage. The charterer demanded arbitration and, under protest, redelivered the vessel to the Company on January 14, 2001. The charterer has alleged that it is entitled to damages in the amount of approximately $1,900, exclusive of interest and costs, as a result of its inability to commence and complete another voyage. The Company's position is that pursuant to the terms of the charter and the existing law, the charterer was not entitled to commence another voyage if the vessel could not reasonably be redelivered prior to the redelivery date. The Company believes that the charterer's anticipatory breach of the charter has damaged it. The parties agreed to arbitration in the State of New York and nominated a sole arbitrator. The parties have exchanged correspondence expressing differing views of the law and the facts of the matter and have made various settlement offers. At a hearing held before the arbitrator on October 3, 2001, the charterer presented witnesses and other evidence in support of its claim. A second hearing was held on November 20, 2001, at which the Company presented witnesses in support of its claim. On February 25, 2003, the arbitrator awarded the charterer an amount that the Company adequately accrued for as of December 31, 2002. Consequently, the resolution of this arbitration did not have a material adverse effect on the Company's results of operations.

On March 14, 2001, the GENMAR HECTOR experienced severe weather while unloading at the BPAmoco Co. terminal in Texas City, Texas. As a result of heavy winds, the vessel became separated from the terminal. The terminal's loading arms were damaged and there was a discharge of approximately 200 to 300 barrels of oil. The U.S. Coast Guard has determined that this oil originated from the terminal and that BPAmoco is the responsible party for the discharge under OPA, although BPAmoco retains a right of contribution against the vessel. On March 16, 2001, BPAmoco Corporation, BPAmoco Oil Co. and Amoco Oil Company filed a lawsuit in the United States District Court for the Southern District of Texas, Galveston Division, against the GENMAR HECTOR IN REM, seeking damages in the amount of $1,500. The protection and indemnity association for this vessel, which provides insurance coverage for such incidents, issued a letter to BPAmoco Co., et al. guaranteeing the payment of up to $1,500 for any damages for which this vessel may be found liable in order to prevent the arrest of the vessel. On July 31, 2001, the plaintiffs filed an amended complaint which added as defendants the Company and UOT. On or about August 3, 2001, Valero Refining Company-Texas and Valero Marketing & Supply Co., co-lessors with BPAmoco of the BPAmoco terminal and the voyage charterer of the vessel, intervened in the above-referenced lawsuit, asserting claims against the vessel, GENMAR HECTOR LTD., UOT, the Company and BPAmoco in the aggregate amount of approximately $3,200. On September 28, 2001, BPAmoco filed a second amended complaint, increasing the aggregate amount of its claims against the defendants, from $1,500 to approximately $3,200. BPAmoco asserted that such increase is due to subsequent demurrage claims made against BPAmoco by other vessels whose voyages were delayed or otherwise affected by the incident. The Company believes that the claims asserted by BPAmoco are generally the same as those asserted by Valero Refining Company-Texas and Valero Marketing & Supply Co. and that, as a result, the aggregate amount of such claims taken together will be approximately $3,200. A counterclaim has been filed on behalf of the Company and the other defendants against the BPAmoco and Valero plaintiffs for approximately $25. On October 30, 2001, these two civil actions were consolidated and on December 26, 2001, a complaint for damages in an unspecified amount due to personal injuries from the inhalation of oil fumes was filed by certain individuals against the vessel, BPAmoco, UOT, and the Company. These personal injury plaintiffs filed an amended complaint on January 24, 2002, adding another individual as a plaintiff and asserting a claim against the Company and UOT for punitive damages. The Company believes that the claim for punitive damages is without merit. On February 27, 2002, Southern States Offshore, Inc. filed an independent suit against BPAmoco, the Company, UOT and Valero seeking damages sustained by the M/V SABINE SEAL, which is owned and operated by Southern States Offshore and was located adjacent to the BPAmoco dock on the day of the spill, and for maintenance and cure paid to the individual personal injury claimants who were members of the crew of the SABINE SEAL. The amount of the claim is estimated to be approximately $100. This action has now been consolidated with the other claims. With the possible exception of the claim for punitive damages, all of the claims asserted against the Company appear to be covered by insurance. In February 2003, the parties have now agreed to a settlement in principle which would involve a payment by the Company that is wholly covered by insurance. Accordingly, the Company believes that this incident will have no material effect on the Company's results of operations.

18. SUBSEQUENT EVENTS

Effective January 1, 2003, the Company completed an internal corporate restructuring which reduced the number of the Company's subsidiaries and the number of jurisdictions in which these subsidiaries are organized. The restructuring is intended to achieve tax efficiencies and promote regulatory compliance. In addition, the restructuring clearly separates the Company's ship owning subsidiaries from its ship management subsidiaries.

In January 2003, the Company agreed to acquire 19 tankers consisting of 14 Suezmax tankers and five Aframax tankers. These vessels are expected to be added to the Company's fleet during March and April 2003. The aggregate purchase price will be $525,000, which will be financed through the use of cash on hand and reserve borrowing power under the Company's existing revolving credit facilities together with the incurrence of additional bank debt. On February 3, 2003, the Company borrowed $32,500 under its First Credit Facility and $20,000 under its Second Credit Facilities and paid the $52,500 proceeds to the seller of the 19 tankers as a deposit.

On March 11, 2003, the Company entered into commitments for $450,000 in credit facilities. These credit facilities are comprised of a first priority $350,000 amortizing term loan (The "First Priority Term Loan") and a second priority $100,000 non-amortizing term loan (the "Second Priority Term Loan"). The First Priority Term Loan matures on March 10, 2008, is repayable in 19 installments and bears an initial interest rate of LIBOR plus 1.625%. The Second Priority Term Loan matures September 10, 2004 and bears an initial interest rate of LIBOR plus 3.5%. The Company must pay a fee of 0.73% per annum of the unused portion of the First Priority Loan and 1.575% per annum on the unused portion of the Second Priority Term Loan. The Company's obligations under these credit facilities will be secured by all of the tankers the Company acquires from the sellers of the 19 tankers. These credit facilities will be drawn upon pro rata as the Company acquires these tankers. The terms and conditions of these credit facilities require compliance with certain restrictive covenants which are consistent with our existing credit facilities. Pursuant to the issuance of the Senior Notes described below, the First Priority Term Loan has been reduced to $275,000 with such reduction being treated as a prepayment of the first six installments due under this facility, and the Second Priority Term Loan has been reduced to $0 and eliminated.

On March 20, 2003, the Company issued $250,000 of 10% Senior Notes which are due March 15, 2013. Interest is paid on the senior notes each March 15 and September 15. The Senior Notes are general unsecured, senior obligations of the Company. The proceeds of the Senior Notes, prior to payment of fees and expenses, were $246,158. The Senior Notes are subject to certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, restricted payments (as defined), sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers, consolidations and purchases of assets.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
General Maritime Corporation

We have audited the consolidated balance sheets of General Maritime Corporation and its subsidiaries (the "Company") as of December 31, 2002 and December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and its subsidiaries at December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
New York, New York
February 20, 2003
(February 25, 2003 as to note 17)
(March 20, 2003 as to note 18)

CORPORATE INFORMATION

EXECUTIVE TEAM

Peter C. Georgiopoulos
Chairman, President, Chief Executive Officer and Director

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC and Director

James C. Christodoulou
Vice President, Chief Financial Officer and Secretary

John C. Georgiopoulos
Vice President, Chief Administrative Officer and Treasurer

BOARD OF DIRECTORS

Peter C. Georgiopoulos
Chairman, President and Chief Executive Officer
General Maritime Corporation

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC

Andrew Cazalet
Managing Director
Citation Capital Management

William J. Crabtree(1)(2)
Consultant
Universe Tankships (Delaware) LLC

Rex W. Harrington(1)
Chairman of the Advisory Board
Liberian International Ship and Corporate Registry

Stephan A. Kaplan(2)
Principal
Oaktree Capital Management, LLC

Peter S. Shaerf(1)(2)
Senior Vice President
American Marine Advisors, Inc.

(1) member Audit Committee

(2) member Compensation Committee

CORPORATE OFFICES

General Maritime Corporation
35 West 56th Street
New York, New York 10019
(212) 763-5600
www.generalmaritimecorp.com

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STOCK LISTING

General Maritime Corporation's common stock is traded on the New York Stock Exchange under the symbol GMR. The Company has never declared or paid any cash dividends on its common stock and currently has no plans to do so. As of April 11, 2003, General Maritime Corporation had approximately 1,550 shareholders.

	Price Range of Common Stock	
	High	Low
March 31, 2003	$ 9.20	$ 7.40
December 31, 2002	$ 7.45	$ 4.98
September 30, 2002	$10.89	$ 6.30
June 30, 2002	$14.20	$ 9.07
March 31, 2002	$12.55	$ 9.00
December 31, 2001	$10.80	$ 8.14
September 30, 2001	$14.21	$ 8.95
June 30, 2001*	$16.75	$12.81

*Beginning on the date of General Maritime Corporation's initial public offering on June 12, 2001.

TRANSFER AGENT

Mellon Investor Services LLC
44 Wall Street, 7th Floor
New York, New York 10005

LEGAL COUNCIL

Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, New York 10022
(212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

INDEPENDENT AUDITORS

Deloitte and Touche
1633 Broadway
New York, New York 10019
(212) 489-1600

INVESTOR RELATIONS CONTACT

James C. Christodoulou
General Maritime Corporation
35 West 56th Street
New York, New York 10019
(212) 763-5614

NOTICE OF ANNUAL MEETING

General Maritime Corporation will conduct its Annual Meeting at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on May 22, 2003.



MAY 0 5 2003
WASH. D.C.
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SECTION

GENERAL MARITIME CORPORATION

35 WEST 56TH STREET
NEW YORK, NY 10019
212 763-5600
WWW.GENERALMARITIMECORP.COM